Banco Santander Chile Management Commentary As of December 31, 2025

INDEPENDENT AUDITOR’S REVIEW REPORT Santiago, February 25, 2026 To the Shareholders and Directors Banco Santander-Chile We have reviewed the accompanying “Management Commentary” financial report presentation for the 2025 fiscal year of Banco Santander-Chile and subsidiaries, taken as a whole. In conjunction with this review, we have audited, in accordance with Generally Accepted Auditing Standards in Chile, the annual consolidated financial statements of Banco Santander-Chile and subsidiaries as of December 31, 2025 and for the annual periods then ended and the related notes to the annual consolidated financial statements. In our auditor's report dated February 25, 2026, we expressed our unmodified opinion on such annual consolidated financial statements and included an other matters paragraph referring to the scope of our review of the comparative financial information. Management’s responsibility Management is responsible for the preparation and presentation of the "Management Commentary" of Banco Santander-Chile in accordance with the rules and instructions of the Financial Market Commission (FMC), established in Chapter C-1 of the Compendium of Accounting Standards for Banks. Responsibility of the professional Our review was conducted in accordance with Assurance Standards established by the Chilean Accountants’ Association. A review consists, mainly, in the application of analytical procedures, making inquiries with those persons responsible for financial and accounting matters. This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the “Management Commentary”. Consequently, we do not express such an opinion. The “Management Commentary” contains non-financial information, such as operational information, non-accounting financial information, commercial information, sustainability indicators, macroeconomic projections and others. While this information may provide additional elements for the analysis of the financial condition and results of operations of Banco Santander-Chile, our review does not extend to such information.

Santiago, February 25, 2026 Banco Santander-Chile 2 The preparation and presentation of the “Management Commentary” of Banco Santander- Chile and subsidiaries as of December 31, 2025 requires Banco Santander-Chile and subsidiaries' Management to interpret certain criteria, make determinations regarding the relevance of the information to be included and make estimates and assumptions that affect the information presented. The “Management Commnentary” of Banco Santander-Chile and subsidiaries as of December 31, 2025 includes current and forward-looking information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates expected future sources of liquidity and financial resources, and estimates operational and macroeconomic trends, commitments and uncertainties. The results obtained in the future may differ significantly from the current assessment of this information presented by Banco Santander-Chile and subsidiaries’ Management since facts and circumstances frequently do not occur as expected. Our review has considered such information only to the extent that it has been used in the preparation and presentation of the financial information contained in the “Management Commentary” and not for the purpose of expressing a conclusion on such information itself. Conclusion Based on our review, we are not aware of any material modifications that would need to be made to the presentation of “Management Commentary” of Banco Santander-Chile and subsidiaries so that such presentation: i) is in accordance with the elements required by the rules and instructions of the Financial Market Commission (FMC); ii) the historical financial amounts included in the presentation have been properly derived from the consolidated financial statements of Banco Santander and subsidiaries; and iii) the underlying information, determinations, estimates and assumptions of Banco Santander-Chile and Subsidiaries are consistent with the basis used for the preparation of the financial information contained in such presentation. Alejandro Acevedo L. RUT: 15.781.933-K

Important information Banco Santander Chile (“Santander”) cautions that this presentation may contain forward-looking statements and estimates within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements and estimates appear in various places throughout this presentation and include, among other things, comments regarding future business development and profitability. These forward-looking statements and estimates represent our current judgments about future business expectations, but certain risks, uncertainties, and other relevant factors may cause actual results to differ materially from those expected. These factors include: (1) market conditions, macroeconomic factors, regulatory and governmental guidelines; (2) movements in domestic and international stock markets, exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or goodwill of our customers, borrowers, or counterparties. Risk factors and other fundamental factors that we have discussed in our past reports or in future reports, including those filed with regulatory and supervisory bodies, including the U.S. Securities and Exchange Commission (the "SEC"), could materially affect our business and the performance and results described. Other unknown or unforeseeable factors could cause results to differ materially from those described in the forecasts and estimates. Note: This document was approved for release by the Directors and Audit Committee of Banco Santander Chile on February 24, 2026. The information is presented under the accounting standards and instructions issued by the Chilean Financial Market Commission (CMF) for banks in Chile, which are similar to IFRS, but with some differences. Please refer to our 2024 Form 20-F filed with the SEC for an explanation of the main differences between the accounting standards and instructions issued by the CMF and IFRS. However, the consolidated financial statements are prepared based on accounting principles generally accepted in Chile. All figures presented are in nominal terms. Historical figures are not adjusted for inflation. Please note that this information, which is provided for comparative purposes only, may undergo further changes during the year and, therefore, the historical figures, including financial ratios, presented in this report may not be fully comparable with future figures presented by the Bank.

Contents Important information 2 Contents 3 Section 1: Key Information 4 Section 2: Business environment 8 Section 3: Segment information 14 Section 4: Balance sheet and Results 22 Section 5: Guidance 37 Section 6: Risks 38 Section 7: Credit Risk Classifications 46 Section 8: Share performance 47 Annex 1: Strategy 48 Annex 2: Responsible Banking 53 Annex 3: Balance sheet 55 Annex 4: Income statement YTD 56 Appendix 5: Quarterly income statement 57 Annex 6: Key quarterly ratios and other relevant information 58 3

Section 1: Key Information Summary of results Solid financial performance with a ROAE1 of 23.5% in 12M252. As of December 31, 2025, the Bank's net income attributable to shareholders totaled Ch$ 1.053 billion ($5.59 per share and US$2.48 per ADR), marking a 22.8% increase compared to the same period of the previous year and with a 23.5% ROAE in 12M25 compared to a 20.2% ROAE in 12M243. The increase in results is explained by growth displayed in the Bank's main revenue streams. Operating income increased 10.2% YoY4, driven by a better net interest margin and adjustments, higher fees and financial transaction results. Compared to the previous quarter (3Q25), net income attributable to shareholders increased 3.2% QoQ5, primarily due to improved margins and fee growth, as well as effective cost control. This resulted in a 21.9% ROAE for 4Q25, marking the seventh consecutive quarter with ROAE above 20%. Strong recovery of the NIM6, reaching 4.0% in 12M25 Net interest income and readjustments (NII) accumulated to December 31, 2025, increased by 10.9% compared to the same period in 2024. This increase in NII resulted from an improvement in the funding cost, which fell from 4.7% to 3.8% in 12M25, explained mostly by the reduction observed on the Monetary Policy rate compared to 2024. As a result, the NIM improved from 3.6% in 12M24 to 4.0% in 12M25. Compared to 3Q25, net interest income and readjustments increased 5.3% QoQ mainly due to lower interest expenses. Customer base expansion continues, with total customers increasing by 6.9% YoY. Our strategy of strengthening digital products has led to continuous growth in our customer base, reaching approximately 4.6 million customers, of which almost 2.3 million are digital customers (85% of our active customers). The bank's market share in current accounts remains strong at 21.8% as of November 2025, driven by increased customer demand for US dollar current accounts, as customers can open these accounts digitally through our platform in just a few simple steps. This also demonstrates the success of Getnet's strategy to promote cross- selling of other products, such as current accounts for SMEs. 4 1Net profit attributable to shareholders of the Bank annualized divided by the average equity attributable to shareholders. 2The twelve months ending on December 31, 2025. 3The twelve months ending December 31, 2024. 4Year on year 5Quarter on quarter 6NIM: Net interest margin. Net interest income and annualized adjustments divided by interest-earning assets.

Net commissions increased 8.9% in 12M25, reaching recurrence7 levels of 63.7%. Net fees increased 8.9% in the twelve months ending December 31, 2025, compared to the same period in 2024, driven by an increase in customers and greater product usage. As a result, the recurrence ratio (total net fees divided by structural support expenses) increased from 60.3% YTD in December 2024 to 63.7% YTD in December 2025, demonstrating that more than half of the Bank's expenses are financed by fees generated by our customers. Best in Class in Efficiency8 with 36.0% in 12M25. The Bank's efficiency ratio reached 36.0% as of December 31, 2025, an improvement on the 39.0% recorded in the same period of the previous year. Total operating expenses (including other expenses) increased by 1.8% in 12M25 compared to 12M24, driven primarily by administrative expenses related to higher technology spending in the first quarter of 2025, as well as other expenses related to the restructuring of our branch network and the transformation into Work/Café branches. CET1 ratio9 solid at 11.0%, generating 50bp of capital in the year Our CET1 ratio reached 11.0% as of December 2025, representing a capital generation of 50 bp in the year, while BIS ratio reached 16.9%. The Bank's capital includes the provision for a dividend distribution of 60% of 2025 earnings. 5 7Recurrence: net commissions divided by structural support expenses. 8Operating expenses including impairment and other operating expenses/ margin+commissions+ financial transactions and other net operating income. 9Common Equity Tier 1 under Chilean regulation.

Financial Information Balance sheet (Ch$ million) Dec-25 Dec-24 % Variation Total assets 68,094,956 68,458,933 (0.5%) Total gross loans (1) 40,932,880 41,323,844 (0.9%) Demand deposits 14,075,590 14,260,609 (1.3%) Time deposits 16,493,783 17,098,625 (3.5%) Total shareholders' equity 4,719,698 4,292,440 10.0% Income Statement (YTD) Dec-25 Dec-24 % Variation Net income from interest and readjustment 2,016,696 1,818,303 10.9% Net fee and commission income 595,831 547,066 8.9% Net financial results 266,345 247,328 7.7% Total operating income (2) 2,891,434 2,622,870 10.2% Operating expenses (3) (1,041,116) (1,022,719) 1.8% Operating income before credit losses 1,850,318 1,600,151 15.6% Credit loss expense (572,772) (525,831) 8.9% Net operating income before income tax 1,277,546 1,074,320 18.9% Income attributable to shareholders 1,053,209 857,623 22.8% 1. Loans (including those owed by banks) at amortized cost. 2. Total operating income: Net interest income + net readjustment income + net commission income + net financial result + result from investments in companies + result from non-current assets and disposal groups for sale not admissible as discontinued operations + other operating income. 3. Operating expenses: Personnel expenses + administrative expenses + depreciation and amortization + other operating expenses + impairment of non-financial assets. Key Indicators (Non-accounting financial information) Profitability and efficiency Dec-25 Dec-24 pb variation Net Interest Margin (NIM) (1) 4.0% 3.6% 40 Recurrence (2) 63.7% 60.3% 340 Efficiency ratio (3) 36.0% 39.0% (300) Return on average equity (4) 23.5% 20.2% 330 Return on average assets (5) 1.6% 1.2% 40 Return on risk-weighted assets (RWA) (6) 2.5% 2.1% 40 Asset quality ratios (%) Dec-25 Dec-24 pb variation NPL ratio (7) 3.2% 3.2% 0 Coverage of NPLs ratio (8) 114.5% 115.4% (90) Cost of credit (9) 1.39% 1.29% 10 6

Capital indicators Dec-25 Dec-24 Variation Risk-weighted assets 41,715,467 40,812,824 2.2% Common Equity 4,601,923 4,268,409 7.8% Regulatory capital 7,047,321 6,961,316 1.2% Core capital ratio (10) 11.0% 10.5% 57 Tier I Ratio (11) 12.5% 12.2% 38 Tier II Ratio (12) 4.4% 4.9% (55) BIS ratio (13) 16.9% 17.1% (21) Customers and service channels (#) Dec-25 Dec-24 % change Total customers 4,608,182 4,311,488 6.9% Active customers 2,693,441 2,556,462 5.4% Loyal customers (14) 1,378,876 1,305,953 5.6% Digital customers (15) 2,291,971 2,238,774 2.4% Branches 229 236 (3.0%) Employees 8,526 8,757 (2.6%) Market capitalization (cumulative) Dec-25 Dec-24 % change Net income per share ($) 5.59 4.55 22.9% Net income per ADR (US$) 2.48 1.83 35.5% Share price ($/per share) 71.1 47.3 50.3% ADR Price (US$ per ADR) 31.1 18.8 65.4% Market capitalization (US$mn) 14,652 8,711 68.2% Number of shares (millions) 188,446.1 188,446.1 —% ADRs (1 ADR = 400 shares) (millions) 471 471 —% 1. NIM= Net interest income and annualized readjustments divided by interest-earning assets. 2. Recurrence: net commissions divided by structural operating expenses (excluding other operating expenses) 3. Efficiency ratio: operating expenses including impairment and other operating expenses divided by operating income. 4. Net income attributable to owners of the Bank, YTD and annualized, divided by the annual average of equity attributable to equity holders. 5. Net income attributable to owners of the Bank, YTD and annualized, divided by the average annual total assets. 6. Net income attributable to owners of the Bank annualized divided by risk-weighted assets. 7. Principal + future interest on all loans with a maturity of 90 days or more divided by the total loans. 8. Total loan loss provisions divided by principal + future interest on all loans 90 days or more past due. Adjusted to include additional provisions mandated by the regulator, totaling $205 billion in provisions required by the regulator in 2024 and $185 billion in December 2025. 9. Annualized provision expense divided by average total loans. 10. Core capital divided by risk-weighted assets, according to the CMF's BIS III definitions. 11. Tier I capital divided by risk-weighted assets, according to the CMF's BIS III definitions. 12. Tier II capital divided by risk-weighted assets, according to the CMF's BIS III definitions. 13. Regulatory capital divided by risk-weighted assets, according to the CMF's BIS III definitions. 14. Individuals with four or more products with a minimal level of profitability and usage. Companies with minimal profitability and product usage. 15. Customers who use our digital channels at least once a month. 7

Section 2: Business environment Competitive position We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the third largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and an extensive distribution network with nationwide coverage. We offer unique transaction capabilities to clients through our 229 branches and digital platforms. Our headquarters are in Santiago, and we operate in all major regions of Chile. Santander Chile provides a wide range of banking services to its customers, including business, consumer, and mortgage loans, as well as checking accounts, time deposits, savings accounts, and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, and the acquisition and brokerage of mutual funds, securities, and insurance. Market Share (1) Santander Ranking (2) Total loans 16.6% 1 Commercial 13.8% 4 Mortgages 19.7% 2 Consumer loans 19.2% 1 Demand deposits 19.4% 3 Time deposits 14.8% 2 Current accounts (#) 22.1% 1 Credit card purchases ($) 24.2% 1 Branches (#) 15.9% 2 Employees (#) 13.6% 4 Indicators (1) Efficiency 36.0% 1 ROAE 23.5% 1 ROAA 1.5% 3 Source: CMF as of November 2025. Credit card purchases (last 12 months) as of October 2025. Competitors: Banco de Chile, Banco Estado, BCI, Scotiabank, Itau, Banco Falabella. Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard & Poor's, A+ from the Japan Credit Rating Agency, AA- from HR Ratings, and A from KBRA. All of our ratings as of the date of this report have a stable outlook. As of December 31, 2025, the Bank had total assets of CLP 68,094,956 million (US$ 70,811 million), total gross loans (including loans owed by banks) at amortized cost of CLP 40,932,880 million (US$ 42,565 million), total deposits of CLP 30,569,373 million (US$ 31,788 million), and shareholders' equity of CLP 4,719,698 million (US$ 4,908 million). The BIS capital ratio was 16.9%, with a core capital ratio of 11.0%. As of December 31, 2025, Santander Chile employed 8,526 people and had 229 branches throughout Chile. For more information on the formation of the business, please see here or in the Bank's Integrated Report. Macroeconomic Environment All of our operations and the vast majority of our customers are located in Chile. Consequently, our financial position and operating results depend substantially on the prevailing economic conditions in the country. 8

The Chilean economy is expected to grow by 2.3% in 2025. Domestic demand, which had been lagging, began to strengthen in the second quarter of the year, driven by a sharp increase in investment, reflecting progress in large-scale mining and energy projects. These sectors are anticipated to remain the main drivers of growth, with a positive outlook for the coming years. During 2025, we have observed an improvement in business confidence in non-mining sectors, particularly in construction. Furthermore, the Chilean peso has appreciated significantly since mid-October, driven by a substantial increase in the price of copper, a weaker global dollar, and reduced uncertainty following the presidential elections. In recent months, the labor market has begun to recover, with an incipient improvement in employment, although it remains fragile. This will continue to gain traction as economic growth consolidates. Lower household debt and a more relaxed financial situation are contributing to higher consumer confidence, which has reached its highest level since July 2019, and should boost private consumption growth going forward. In 2025, total annual inflation reached 3.5% and is expected to continue converging to slightly below the 3% target from January 2026 onward, remaining around that level for most of the year. In this context, we believe the Central Bank has sufficient room to implement a final 25 basis point cut in March, reaching the neutral level of 4.25%. CPI (12 months) m ar -2 1 ju n- 21 se pt -2 1 di c- 21 M ar -2 2 ju n- 22 se pt -2 2 di c- 22 M ar -2 3 Ju ne 2 3 S ep t-2 3 D ec -2 3 M ar -2 4 Ju ne 2 4 S ep t-2 4 D ec -2 4 M ar -2 5 Ju ne 2 5 S ep t-2 5 D ec -2 5 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 As for the UF (Unidad de Fomento, a Chilean inflation- indexed unit of account), its variation in the fourth quarter was 0.6%, similar to that recorded in the third quarter. In 2025, the UF increased by 3.4%, and a rise of 2.9% is estimated for 2026. MPR m ar -2 02 3 ju n- 20 23 se pt -2 02 3 di c- 20 23 m ar -2 02 4 ju n- 20 24 se pt -2 02 4 di c- 20 24 m ar -2 02 5 ju n- 20 25 se pt -2 02 5 di c- 20 25 0.0 2.0 4.0 6.0 8.0 10.0 12.0 9

Summary of estimated economic data: 2022 2023 2024 2025 (E) 2026 (E) National accounts GDP (real % y/y change) 2.2% 0.5% 2.6% 2.3% 2.2% Domestic demand (real change % y/y) 2.3% -3.7% 1.3% 4.5% 2.6% Total consumption (actual change % y/y) 2.5% -3.4% 1.4% 2.7% 2.2% Private consumption (real % y/y change) 1.6% -4.7% 1.0% 2.6% 2.2% Public consumption (real change % y/y) 6.3% 2.2% 3.0% 3.1% 2.0% Fixed capital formation (real % YoY) 4.6% -0.1% -1.4% 6.7% 3.5% Exports (real % y/y change) 0.8% 0.1% 6.6% 3.5% 3.3% Imports (real % y/y change) 1.3% -10.9% 2.5% 10.7% 3.5% Monetary and Exchange Market CPI inflation 12.6% 3.9% 4.5% 3.5% 2.8% UF inflation 13.3% 4.8% 4.4% 3.4% 2.9% CLP/US$ exchange rate (year-end) 875 879 992 900 910 Monetary policy rate (year-end) 11.3% 8.25% 5.00% 4.5% 4.25% Fiscal Policy Public spending -24.0% 1.0% 3.5% 2.2% 2.5% Central Government Balance Sheet (% GDP) 1.1% -2.4% -2.8% -2.5% -1.0% Estimates from the Studies Department of Banco Santander Chile. Pillar 2 – Basel III Implementation In the context of Basel III implementation, on July 10, 2025, the CMF published adjustments to the final standard to assess and quantify the material non-traditional risks to which each bank is exposed, in order to determine the application of regulatory capital charges for Pillar 2. Among the non-traditional risks are considered the market risks of the banking book (RMLB); credit concentration; reputational; strategic; cybersecurity; geopolitical, climate, among others. The new regulations include adjustments to the calculation of metrics on interest generation capacity and net short-term readjustments (ΔNII) and on economic value (ΔEVE), as well as the modeling and reporting of prepaid flows on fixed-rate loans subject to prepayment risk. Specifically, the regulation modifies the definition of atypical banks to prioritized banks, clarifying that these entities will be subject to a detailed review of their level of exposure to RMLBs, as well as their financial management and the management framework defined by the bank for this risk. The changes to RMLB metrics will begin to take effect from the December 2025 reports, based on the situation in November of the same year; while other points will be applied from the IAPE review process that will be delivered in April 2027. The CMF recently updated the Pillar 2 capital requirement applicable to Banco Santander, establishing a charge equivalent to 13 basis points, which must be built up progressively, with 75% of the required amount due by the end of 2026. This adjustment replaces the previously reported requirement (25 bp) and is part of the ongoing 10 process of assessing risk and capital adequacy under Pillar 2. The charge will be absorbed with resources already available within the Bank's effective equity. The minimum CET1 requirement for Banco Santander Chile, considering this charge and all other charges and buffers, is 9.08%. Dividend Subsidy Law On May 20, 2025, the Dividend Subsidy bill was approved by Congress, which seeks to facilitate access to homeownership and reactivate the real estate market by reducing interest rates on mortgage loans for the purchase of new homes. The features of this initiative include a mortgage interest rate subsidy of up to 60 basis points. In addition, it has a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the property value, which could further reduce the total interest rate by up to 100 basis points. The project aims to provide 50,000 subsidies, 10% of which are earmarked for first-time homebuyers valued up to 3,000 UF, and the remaining percentage for new homes valued up to 4,000 UF. According to the ABIF, as of December 5th, 45,883 eligible applications had been received and more than 12,000 mortgages had been processed in the program's first five months. Pension Reform On January 29, 2025, Congress approved the pension reform after a lengthy process of considering various proposals. The main objective is to increase future and current pensions, taking into account the following changes. Pension contributions will increase by 7%, paid by employers, starting at 1% in August 2025 and gradually increasing over a period of 9 to 11 years. Of the total percentage, 6% will go to direct, deferred individual capitalization, and 1% to the new Social Security system, which will also include the current 1.5% allocated to Disability and Survivors' Insurance. These resources will allow for equal pensions for men and women in similar circumstances at the time of retirement. The reform also includes changes to the structure of pension funds. The multi-fund system will be replaced by generational funds, and new administrators will be allowed to enter the system. A 10% share of the existing membership will be put out to tender every two years to increase competition. Finally, the Universal Guaranteed Pension (UGP) will increase to $250,000 pesos for 90% of the most vulnerable population. Beyond the details, it is commendable that the reform allows for a gradual recovery of pension savings levels. This is beneficial not only for financing future pensions but also for the capital market, insofar as a large part of this extra percentage is channeled under the current pension fund investment regime. Exchange rates In February 2023, the Interchange Rate Limits Committee proposed new limits on the rates. These were approved at the end of April 2023, and a phased implementation was established. 11

Card type Previous rate First cut (Oct-23) Current rate Second cut (Oct-24) (Suspended) Debit 0.6% 0.5% 0.35% Credit 1.48% 1.14% 0.80% Prepaid 1.04% 0.94% 0.80% In September 2024, the Committee decided to suspend the second phase of the reduction, maintaining the existing limits, in order to assess the effects of the reductions already implemented on the functioning of the payments system. To this end, it was agreed to conduct an impact study to analyze market behavior and the foreseeable effects of a potential further reduction in rates. Subsequently, and as recorded in the Committee's minutes, the early termination of the contract with the external consulting firm in charge of the impact study was reported, due to the time elapsed and the incomplete execution of the contract. To date, the second reduction remains suspended, and the hiring of a new consulting firm is pending. Consolidated debt In early June 2024, the law creating the Consolidated Debt Registry (REDEC) was passed. This registry consolidates information on outstanding loans granted to individuals. The registry will be public and free of charge, and will be managed by the Financial Market Commission (CMF). The legislation expands the scope of entities required to report, incorporating, in addition to banks and savings and credit cooperatives, mortgage loan administrators, compensation funds, credit card issuers regulated by the CMF, securitization companies, credit advisory entities regulated by the Fintech Law, and other entities that the CMF may determine through a General Regulation. Access to registry information will generally require the debtor's prior, express, and unequivocal consent, granted for the purpose of assessing their credit risk in a specific transaction and for a limited period, unless there is another legal basis for access under Law No. 19,628 or the information is anonymized. In July 2025, the CMF issued the REDEC operational framework, defining reporting obligations, applicable procedures, and information security and quality standards. The regulations will enter into full force in April 2026. Fintech and Open Finance Law The development of the Open Finance System (OFS) originated with the approval of the Fintech Law in 2023, which established the legal framework for the secure and consensual exchange of financial information among different actors in the system. In 2024, the CMF (Financial Market Commission) issued the specific regulations governing the OFS, defining the participation obligations for regulated financial entities and the conditions for the voluntary registration of new financial service providers. These regulations included an implementation timeline, establishing an entry into force within approximately two years, which raised concerns regarding operational feasibility, implementation costs, and the maturity of the proposed technical standards. Over the past few months, the CMF has issued three regulations for public consultation aimed at adjusting the implementation schedule of the OFS, proposing to extend the effective date to a period of three years, with a planned start date of July 2027. In addition, the technological standards necessary for its implementation are defined in greater detail, including specifications on APIs, information security, authentication, signatures, certificates and the operation of the participant directory. 12

To date, the OFS regulations are not yet finalized, and key regulatory aspects remain to be defined, including the cost-sharing model between information providers and consumers, as well as certain elements of operational governance and responsibilities in the event of incidents. In this context, the OFS remains a regulatory project under development, and its final design and timeline will be crucial in assessing its impact on competition, innovation, and compliance costs for financial institutions in Chile. In this context, in December 2025, the Central Bank approved a fintech company to be a low-value payment clearinghouse, demonstrating potential future changes in the functioning of the payments market. Personal Data Protection Law In December 2024, a law was published modernizing the protection and processing of personal data in Chile, establishing a regulatory framework aligned with international standards such as those of the European Union. It also created the Personal Data Protection Agency, responsible for monitoring, penalizing, and promoting best practices in data processing. The law recognizes new rights for data subjects—access, rectification, cancellation, objection, and portability— and establishes significant obligations for organizations, such as appointing a Data Protection Officer, implementing security measures, and reporting incidents. Although its entry into force remains scheduled for December 1, 2026, the establishment of the Agency has been brought forward, reinforcing the need to move forward early with the adaptation processes. Framework Law on Sectoral Authorizations The law, published in September 2025 and effective immediately, simplifies permits associated with public and private investment projects, aiming to reduce waiting times for investment initiatives by 30% to 70%. This will be achieved through the simultaneous processing of authorizations, currently done sequentially; the replacement of low-risk permits (approximately 25% of the total) with subsequent monitoring and anti-fraud sanctions; the creation of a digital one-stop shop (SUPER) to monitor bottlenecks; the establishment of mandatory deadlines, admissibility reviews, and a clearer definition of administrative silence; the triennial review of all legal and regulatory norms for their adaptation and continuous simplification; accountability of service heads for missed deadlines; and the alignment of management incentives with results. Regulation and supervision In Chile, only banks can maintain checking accounts for their clients, conduct foreign trade operations, and, along with regulated non-bank financial institutions such as cooperatives, accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are primarily subject to the General Banking Law and, secondarily, to the extent that it is not incompatible with this law, to the provisions of the Chilean Corporations Law governing corporations, except for certain provisions that expressly exclude them. For more information about the regulation and supervision of our Bank, see Item 4. Information on the Company, Regulation and Supervision in our 20F here. For more information on the General Banking Law, click here. For more information about the CMF, please visit the following website: www.cmfchile.cl For more information about the Central Bank, please visit the following website: www.bcentral.cl 13

Section 3: Segment information Segment information is based on the financial information presented to senior management and the Board of Directors. The Bank has aligned segment information consistently with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents. The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect its organizational and management structures. Senior management reviews internal information based on these segments to assess performance and allocate resources. During 2025, the Bank maintains the general criteria applied in 2024. Segment descriptions Retail Banking This segment comprises individuals and small businesses with annual sales below 400,000 UF. It offers a variety of services to clients, including consumer loans, credit cards, business loans, foreign trade services, mortgages, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance. In addition, government-guaranteed loans, leasing, and factoring are offered to SME clients. Wealth Management & Insurance It encompasses the Insurance and Private Banking businesses, also coordinating the distribution of various investment products and services to the other Santander Group divisions in Chile. The Santander Insurance business offers personal and business protection products, including health, life, travel, savings, personal protection, auto, and unemployment insurance, among others. Finally, for high-net-worth clients, Santander Private Banking offers a range of products and services, from transactional products and services (loans, cards, foreign trade, and stock trading) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management, and open architecture. Companies and Institutions This segment includes companies with annual sales exceeding 400,000 UF (with no upper limit) for specialized sectors in the Metropolitan Region (with annual sales exceeding 100,000 UF, also with no upper limit). It also includes institutional organizations such as universities, government agencies, municipalities, and regional governments, as well as real estate companies that develop projects for sale to third parties, and all construction companies with annual sales exceeding 100,000 UF. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade services, credit cards, mortgages, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance. In addition to real estate companies, specialized project financing services are offered, primarily for residential projects, with the aim of increasing mortgage sales. Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For businesses, the requirements are sales exceeding 14

€500 million, EBITDA exceeding €150 million, and assets exceeding €1 billion. For financial institutions, the requirements are assets exceeding 10 trillion Chilean pesos. This segment incorporates the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking sectors. These products include short-term financing and deposits, brokerage services, derivatives, and other products tailored to client needs. The Treasury Division also manages position intermediation and its proprietary investment portfolio. Corporate Activities (“Other”) This segment includes Financial Management, which handles the overall management of the structural foreign exchange position, structural interest rate risk, and liquidity risk. It also manages equity, capital allocations to each unit, and the financing costs of investments. As a result, it typically has a negative impact on earnings. In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers. Loan portfolio by segment 12M25 76% 2% 15% 5% 1% Retail WM&I Middle-Market CIB Other Net profits by segment 12M25 54% 4% 20% 21% 2% Retail WM&I Middle-market CIB Other 15

Results by segment Financial accounting information As of December 31, 2025 (Ch$ million) Retail WM&I Middle- market CIB Total business segments Corporate activities Total Total income 2,209,582 94,044 409,735 413,385 3,126,746 (247,874) 2,878,872 YoY Variation 6.5% 12.5% 8.2% (10.8%) 4.2% (36.1%) 10.2% Provisions for credit risk (591,808) (8,317) (69,290) 765 (668,650) 95,878 (572,772) YoY Variation 18.9% 119.9% 65.0% (114.6%) 21.8% 317.5% 8.9% Net operating income 1,617,774 85,727 340,445 414,150 2,458,096 (151,996) 2,306,100 YoY Variation 2.6% 7.4% 1.1% (9.6%) 0.3% (58.4%) 10.5% Retail Banking: Financial accounting information ACTIVITY Ch$ million Dec-25 Dec-25/ Dec-24 4Q25/3 Q25 Loans 31,225,378 (2.2%) 0.3% Deposits 13,094,059 0.6% 3.2% RESULTS Ch$ million Dec-25 12M25/12M 24 4Q25 4Q25/3Q25 Total income 2,209,582 6.5% 554,729 (0.6%) Provisions (591,808) 18.9% (124,082) 5.4% Net operating income 1,617,774 2.6% 430,647 (2.2%) LOAN COMPOSITION High income 65% Middle income 16% SMEs 19% Commercial activity: Santander aims to grow its retail banking business responsibly, focusing on customer sustainability, providing a high level of customer service, and employing an efficient and productive phygital distribution strategy. While 81% of its loans to individuals go to middle- to upper-income borrowers, the bank also has an innovative strategy targeting high-income earners. Within the retail segment, there are individuals, companies and Santander Consumer (car financing) which are detailed below. 16

• Individuals: The digital checking account continues to be a major contributor to new customer growth, featuring a digital onboarding process for account opening. These customers quickly become monetized with a monthly fee and access to all of the Bank's products, including credit if they qualify. Furthermore, in keeping with our commitment to financial inclusion, we offer a 100% digital checking and savings account for the mass market. This product has no maintenance or transaction fees; the checking account, on the other hand, pays a fixed monthly interest rate based on the average balance maintained in the account. • Santander Consumer (car financing): This business has been very proactive in increasing alliances with different car dealerships. • Businesses: We continue to open digital current accounts for these clients, which, together with Getnet's service offering, complements the range of solutions for their businesses. Results: Gross income in the retail segment increased 6.5% YoY, showing positive trends in the main lines of business. The margin increased 5.3% YoY due to a wider spread on credit products and improved performance from checking accounts. Fees in this segment increased sharply by 10.8% YoY, driven by checking account and card fees due to increased usage and a growing customer base. This was offset by an 18.9% YoY increase in loan loss provisions, primarily due to the reclassification of additional provisions to the consumer portfolio following a change in the provisioning model established by the regulator, which took effect in January 2025. Asset quality also showed weaker performance due to slower economic growth and a weaker labor market. Compared to 3Q25, retail banking income decreased 0.6% QoQ due to lower margins resulting from narrower spreads on mortgage and consumer loans during the quarter, offset by higher fees. Provisions for loan losses in this segment increased 5.4% during the quarter due to higher provisions associated with the SME portfolio in compliance. Overall, net operating income decreased 2.2% in the quarter after a stronger third quarter. 17

Wealth Management & Insurance: This unit aims to unify the investment offering, enabling greater consistency across all segments and improving communication of products and services. Its focus is on developing a specialized investment strategy for each segment, establishing unique digital and communications development plans. The core businesses are insurance and the distribution of investment instruments for the Retail and Private Banking segments. Financial accounting information ACTIVITY Ch$ million Dec-25 Dec-25/ Dec-24 4Q25/ 3Q25 Loans 924,692 13.0% 7.2% Deposits 3,177,991 14.6% 4.3% RESULTS Ch$ million Dec-25 12M25/12M 24 4Q25 4Q25/3Q25 Total income 94,044 12.5% 22,790 (8.5%) Provisions (8,317) 119.9% (3,827) 3845.4% Net operating income 85,727 7.4% 18,963 (23.5%) Commercial activity: The loan portfolio in this segment increased 13.0% YoY due to higher demand for commercial and mortgage loans and credit cards. Compared to 3Q25, growth was driven by mortgages and commercial loans. Deposits increased 14.6% YoY and 4.3% QoQ, primarily due to time deposits in Chilean pesos and demand deposits. Results: Wealth Management & Insurance's gross income increased 12.5% YoY, driven by higher commissions from investment fund brokerage, portfolio growth, and improved loan spreads. This was offset by higher provisions, particularly in the fourth quarter, related to mortgage and commercial products. In the quarter, gross income for Wealth Management & Insurance decreased 8.5% QoQ, primarily due to lower mutual fund brokerage fees and higher margins resulting from wider spreads on time deposits. Provisions for loan losses increased due to higher mortgage and commercial loan loss provisions. 18

Middle-market: Financial accounting information ACTIVITY Ch$ million Dec-25 Dec-25/ Dec-24 4Q25/ 3Q25 Loans 6,178,983 2.2% (2.0%) Deposits 4,262,866 (0.8%) 3.3% RESULTS Ch$ million Dec-25 12M25/12M 24 4Q25 4Q25/3Q25 Total revenue 409,735 8.2% 102,375 4.5% Provisions (69,290) 65.0% (14,704) (38.5%) Net operating income 340,445 1.1% 87,671 18.3% Commercial activity: The loan portfolio for this segment increased by 2.2% since December 31, 2024, primarily due to a migration of SME clients to this portfolio resulting from their business growth in recent periods. During the quarter, loans decreased by 2.0% QoQ, in line with the appreciation of the Chilean peso (CLP) during the quarter, which impacted the balance of loans in US dollars for exporting and importing clients. Deposits decreased by 0.8% as of December 31, 2024, in line with lower demand for loans during the year, and increased by 3.3% QoQ, mainly due to greater liquidity among our clients at year-end. The main strategic objective for this segment is to focus on the client's overall profitability across both lending and non-lending activities. Results: Middle-market's gross revenue increased 8.2% YoY, primarily due to higher margins from portfolio growth and increased fees and financial transactions generated by our business clients. This was offset by increased provisions related to proactive initiatives to improve portfolio quality and some specific write-offs. In the quarter, Middle-market's net income increased 18.3% QoQ mainly due to higher fees and lower provisioning expenses following initiatives in recent quarters to improve asset quality. 19

Corporate Investment Banking (CIB): Financial accounting information ACTIVITY Ch$ million Dec-25 Dec-25/ Dec-24 4Q25/3 Q25 Loans 2,139,201 (7.1%) (4.5%) Deposits 7,313,098 (12.5%) 3.6% RESULTS Ch$ million Dec-25 12M25/12M 24 4Q25 4Q25/3Q25 Total income 413,385 (10.8%) 102,845 (3.5%) Provisions 765 (114.6%) (875) (158.2%) Net operating income 414,150 (9.6%) 101,970 (5.6%) Commercial activity: The loan portfolio in the CIB segment decreased by 7.1% since December 31, 2024, with a 4.5% QoQ decrease, mainly related to the appreciation of the Chilean peso in the fourth quarter, affecting our foreign trade clients. Deposits decreased by 12.5% since December 31, 2024, explained by lower time deposits in Chilean pesos (CLP). This trend improved during the quarter, with time deposits in CLP and demand deposit funds increasing by 3.6% QoQ. Results: Gross income in this segment decreased 10.8% YoY, primarily due to lower net interest income resulting from lower loan and deposit volumes, lower financial advisory fees, and lower financial transaction results. This was partially offset by a release of provisions during the period related to initiatives undertaken to improve the overall portfolio quality. In the quarter, CIB's gross income decreased 3.5% QoQ due to lower financial transaction gains resulting from reduced market-making demand. Additionally, the third quarter saw a release of provisions in line with initiatives to improve portfolio quality and write-offs, a trend that was not repeated in 4Q25. 20

Corporate activities: Financial accounting information ACTIVITY Ch$ million Dec-25 Dec-25/ Dec-24 4Q25/3 Q25 Loans 464,626 114.2% 4.9 % Deposits 2,721,359 (6.6) % 11.7 % RESULTS Ch$ million Dec-25 12M25/12M 24 4Q25 4Q25/3Q25 Total revenue (247,874) (36.1%) (72,863) (12.0)% Provisions 95,878 317.5% 1,105 (132%) Net operating income (151,996) (58.4%) (71,758) (16.7) % Results: The results of corporate activities and Asset & Liability Management (ALM) showed improvement compared to the previous year, with a smaller gross income loss of $247,874 million. This improvement was attributed to a reduction in the cost of funding managed by the Asset & Liabilities Committee (ALCO), which was less negative than the previous year, reflecting the policy rate cuts during this period. Additionally, the new provisioning model for the consumer loan portfolio came into effect in January 2025. As a result, the Bank reallocated voluntary provisions from corporate activities to Retail Banking to offset the impact of this change, resulting in a release of provisions during the period. Furthermore, in the second quarter, there was a release of voluntary provisions related to the commercial loan portfolio. In the quarter, net operating income had a loss of $71.758 million, lower than the previous quarter, explained mainly by a lower loss in margin and net fee income. 21

Section 4: Balance sheet and Results Balance sheet Loan portfolio Loans by product: Financial accounting information YTD % Change (Ch$ million) Dec-25 Sept-25 Dec-24 Dec-25/ Dec-24 Dec-25/ Sept-25 Consumer loans 6,057,304 5,901,594 5,911,638 2.5% 2.6% Santander Consumer (car loans) 1,080,862 1,068,864 1,016,271 6.4% 1.1% Credit cards 2,061,691 1,937,595 1,980,680 4.1% 6.4% Other consumer loans 2,914,751 2,895,135 2,914,686 —% 0.7% Mortgage 17,443,563 17,454,306 17,559,769 (0.7%) (0.1%) Commercial 17,363,835 17,600,148 17,821,154 (2.6%) (1.3%) Interbank 68,178 32,230 31,283 117.9% 111.5% Total(1) 40,932,880 40,988,278 41,323,844 (0.9%) (0.1%) 1. Total gross loans at amortized cost. Total loans decreased by 0.9% compared to December 31, 2024, due to a decline in the commercial and mortgage portfolios. However, compared to the previous quarter, there was a slight decrease of 0.1% QoQ driven by lower commercial loans. Approximately 58% of our portfolio is indexed to the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account), given that most mortgage loans are denominated in UF and around 35% of commercial loans are as well. On the other hand, around 20% of commercial loans (from the Middle-market and CIB segments) are denominated in foreign currency, primarily US dollars. Therefore, commercial loans denominated in US dollars have shown volatility in recent quarters due to exchange rate fluctuations. Commercial loans decreased by 2.6% as of December 31, 2024, and by 1.3% QoQ due to the impact of the Chilean peso's appreciation against the US dollar on our foreign currency loans, particularly trade finance loans, and lower demand for new commercial loan originations in the macroeconomic context. Mortgage originations decreased by 0.7% as of December 31, 2024, and by 0.1% QoQ. In the last year, the origination of new mortgage loans has declined due to continued weak demand, affected by rising housing prices, inflation, and interest rates in recent years. With the start of the government mortgage subsidy program, the flow of applications and approvals for new mortgages has increased, indicating a more positive trend for new loan originations in the coming periods. Consumer loans increased by 2.5% since December 31, 2024, and by 2.6% QoQ. Within our consumer loans, credit card loans increased by 4.1% since December 31, 2024, and by 6.4%QoQ, while installment consumer loans increased by 0.7% QoQ, indicating more stable debt for customers. 22

Also within consumer loans is the auto financing business, Santander Consumer, which has shown positive trends with an increase of 6.4% since December 2024 and an increase of 1.1% in the quarter thanks to greater commercial agreements with car dealerships. Financial Investments: Financial accounting information YTD % Change (Ch$ million) Dec-25 Sept-25 Dec-24 Dec-25/ Dec-24 Dec-25/ Sept-25 Financial assets for trading at fair value through profit or loss (Trading portfolio) 714,628 583,742 329,327 117.0% 22.4% Financial assets at fair value through other comprehensive income (Available-for-sale portfolio) 3,889,952 3,711,132 2,762,388 40.8% 4.8% Financial assets at amortized cost (Portfolio held to maturity) 5,525,242 5,494,359 5,176,005 6.7% 0.6% Total 10,129,822 9,789,233 8,267,720 22.5% 3.5% It is important to note that our financial investment portfolio is mainly composed of HQLA (high-quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds, and US Treasury bonds. Financial assets at fair value through other comprehensive income increased by 40.8% in the twelve months ending December 31, 2025, due to higher bonds and notes issued by the Chilean Treasury. Financial assets at amortized cost increased by 6.7% due to higher bonds issued by the Treasury. As of December 2025, HTM instruments had a fair market value of CLP 5,593,724 million. 23

Demand deposits grew 7.4% in the quarter. Funding: Financial accounting information YTD % change (Ch$ million) Dec-25 Sept-25 Dec-24 Dec-25/ Dec-24 Dec-25/ Sept-25 Demand deposits 14,075,590 13,104,053 14,260,609 (1.3%) 7.4% Time deposits 16,493,783 16,252,367 17,098,625 (3.5%) 1.5% Total deposits 30,569,373 29,356,420 31,359,234 (2.5%) 4.1% Mutual Fund Brokerage (1) 14,556,643 15,276,206 13,587,869 7.1% (4.7%) Total Customer Funds 45,126,016 44,632,626 44,947,103 0.4% 1.1% Bonds (2) 10,277,061 10,447,129 10,737,354 (4.3%) (1.6%) Liquidity Coverage Ratio (LCR) (3) 187.7% 171.8% 190.8% Net stable financing ratio (NSFR) (3) 115.1% 111.0% 106.3% 1. Banco Santander Chile is the exclusive intermediary for mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements. 2. It includes regulatory capital financial instruments (AT1 and Tier 2). 3. Calculated in accordance with Chilean regulations. The Central Bank of Chile's interest rate cuts began in mid-2023, when the rate reached a record high of 11.25%. The cuts continued in 2024 and 2025, reaching a rate of 4.5% in December 2025, representing a reduction of 675 basis points. The Bank's total deposits decreased by 2.5% as of December 31, 2024, driven by a 3.5% decrease in time deposits and a 1.3% decrease in demand deposits. This decline is attributed to less attractive interest rates, while mutual funds are performing better, having grown by 7.1% as of December 31, 2024. In the fourth quarter of 2025, total deposits increased by 4.1%, with demand deposits growing by 7.4% and time deposits by 1.5%, partially offset by a 4.7% QoQ decrease in mutual funds, reflecting a preference for greater liquidity at year-end. Overall, our clients' funds grew by 0.4% as of December 31, 2024, and by 1.1% QoQ. Bonds decreased by 1.6% in the fourth quarter of 2025 and by 4.3% since December 31, 2024. In January 2025, the Bank made a payment on a maturing 144a bond for USD 704 million. During 2025, the Bank issued bonds totaling UF 17,540,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000,000,000, and USD 20,000,000, taking advantage of attractive opportunities in various fixed-income markets both domestically and internationally. Additionally, in January 2026, the Bank issued a 144a bond for US$500 million maturing in November 2030 at a rate of 4.55%. The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets relative to net cash outflows, was 187.7% as of December 31, 2025, well above the minimum. At the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 115.1%, also above the legal minimum established for this ratio. 24

Equity increases 10.1% YoY driven by higher profits during the year. Equity: Financial accounting information YTD % change (Ch$ million) Dec-25 Sept-25 Dec-24 Dec-25/ Dec-24 Dec-25/ Sept-25 Capital 891,303 891,303 891,303 0.0% 0.0% Reserves 3,459,800 3,459,800 3,232,505 7.0% 0.0% Valuation adjustment (71,181) (103,575) (107,174) (33.6%) (31.3%) Retained Earnings: Retained earnings prior periods 23,757 39,022 24,324 (2.3%) (39.1%) Income for the period 1,053,209 797,869 857,623 22.8% 32.0% Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments (637,190) (492,040) (606,141) 5.1% 29.5% Equity attributable to equity holders of the Bank 4,719,698 4,592,379 4,292,440 10.0% 2.8% Non-controlling interest 119,942 115,089 104,394 14.9% 4.2% Total Equity 4,839,640 4,707,468 4,396,834 10.1% 2.8% Total equity reached $4,839,640 million as of December 31, 2025, an increase of 2.8% QoQ and 10.1% compared to December 31, 2024, due to higher profits during the period. At the Annual General Meeting of Shareholders held on April 22, 2025, the distribution of a dividend of 70% of the 2024 profits was approved, equivalent to Ch$ 600,336 million, and a dividend per share of Ch$3.19 with a yield of 5.4%. The Bank had already fully provisioned for this dividend. As of December 2025, and in accordance with the year's outlook and results expectations, the Bank has established a dividend provision of 60% of 2025 profits. Given the above, the capital ratios already reflect a dividend provision in line with historical dividend payments. 25

Solid capital levels, with a CET1 of 11.0% and a ROAE of 23.5% in 12M25. Capital adequacy and ROAE: Financial accounting information YTD % change (Ch$ million) Dec-25 Sept-25 Dec-24 Dec-25/ Dec-24 Dec-25/ Sept-25 Core Capital (CET1) 4,601,923 4,601,080 4,268,409 7.8% 0.02% AT1 629,468 671,738 693,382 (9.2%) (6.3%) Tier I 5,231,391 5,272,818 4,961,791 5.4% (0.8%) Tier II 1,815,930 1,812,960 1,999,525 (9.2%) 0.2% Regulatory capital 7,047,321 7,085,778 6,961,316 1.2% (0.5%) Market risk weighted assets 7,143,966 7,648,752 5,967,201 19.7% (6.6%) Operational risk weighted assets 5,019,913 4,964,597 4,923,679 2.0% 1.1% Credit risk weighted assets 29,551,588 29,931,015 29,921,944 (1.2%) (1.3%) Risk weighted assets 41,715,467 42,544,364 40,812,824 2.2% (1.9%) Core Capital ratio 11.0% 10.8% 10.5% Tier I ratio 12.5% 12.4% 12.2% Tier II ratio 4.4% 4.3% 4.9% BIS ratio 16.9% 16.7% 17.1% Leverage (1) 7.2% 7.2% 6.9% Quarterly ROAE 22.0% 21.8% 26.0% YTD ROAE 23.5% 24.0% 20.2% 1. Leverage: Core capital / Total regulatory assets, as calculated by the CMF. In April 2025, the CMF informed the Bank of a Pillar 2 charge of 25 basis points. 50% of this charge was to be established by June 2025, of which 56.3% was to be comprised of CET1 capital. This resulted in a minimum CET1 requirement of 9.08% at the end of 2025. Recently, in January 2026, the CMF published new capital requirements for this item, reducing the Bank's requirement to 13 basis points, which is what it had already established by June 2025, thus eliminating the remaining 50% requested in April 2025. Risk-weighted assets (RWA) increased 2.2% as of December 31, 2024, and decreased 1.9% QoQ, primarily due to initiatives to reduce market risk-weighted assets. With higher earnings generation in 2025 compared to 2024 and controlled growth in risk-weighted assets, our CET1 ratio increased 50 basis points to end the year at 11.0%, above our minimum requirement of 9.08%, and the overall Basel III ratio reached 16.9% as of December 2025. The Bank's 2025 ROAE reached 23.5% for the full year, driven by higher earnings. The Bank's ROAE was 22.0% in 4Q25, up from 21.8% in 3Q25 due to slightly higher inflation during the quarter. 26

Results Interest income and readjustments rebound 10.9% YoY with a NIM of 4.0% due to a better cost of funds. Interest income and readjustments: Financial accounting information YTD % change Quarterly % change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Net interest income(1) 1,746,869 1,504,741 16.1% 453,197 434,528 423,489 7.0% 4.3% Net income from readjustments(2) 269,827 313,562 (13.9%) 51,012 44,412 97,233 (47.5%) 14.9% Total net income from interest and readjustments 2,016,696 1,818,303 10.9% 504,209 478,940 520,722 (3.2%) 5.3% 1. Net income from interest-bearing assets and liabilities plus the finance cost of cash flow hedges. 2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges. Margin indicators: Non-accounting financial information YTD % change Quarterly % change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Average interest-earning assets 50,373,919 50,885,311 (1.0%) 50,876,386 50,627,398 49,114,919 3.6% 0.5% Average loans 40,983,909 40,842,800 0.3% 40,925,553 40,989,877 40,811,044 0.3% (0.2%) Avg. net gap in inflation indexed (UF) instruments (1) 7,404,908 7,518,560 (1.5%) 6,679,043 7,233,773 7,694,104 (13.2%) (7.7%) Interest earning asset yield (2) 7.5% 8.0% 7.41% 7.13% 8.4% Cost of funds (3) 3.8% 4.7% 3.68% 3.58% 4.4% Net interest margin (NIM) (4) 4.0% 3.6% 4.0% 3.8% 4.2% Inflation rate (5) 3.4% 4.4% 0.6% 0.6% 1.3% Monetary Policy Rate (MPR) 4.5% 5.0% 4.5% 4.8% 5.0% Average Monetary Policy Rate (AMPR) 4,88% 6.19% 4.71% 4.83% 5.26% 1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF). 2. Interest income divided by average interest earning assets. 3. Interest expense divided by the sum of interest-earning liabilities and demand deposits. 4. Net interest income divided by average earning assets. 5. Inflation measured as the variation of the UF in the period. Net interest income and readjustments (NII) accumulated as of December 31, 2025, increased by 10.9% YoY. This increase in NII was mainly due to lower interest expenses resulting from the effect of the lower monetary policy 27 rate on our funding cost, which fell from 4.7% to 3.8% in 12M25. Meanwhile, the rate of return on generated assets fell less, from 8.0% to 7.5% in the same period. The Bank has a shorter duration of interest-bearing liabilities than of interest-bearing assets, so our liabilities reflect price changes more quickly than our assets. The Central Bank began cutting the Monetary Policy Rate (MPR) in July 2023 from its peak of 11.25%, reaching 5.0% by December 2024. It continued these cuts in 2025, implementing two reductions of 25 basis points each, ending the year at 4.50% by December 2025. Our time deposits represent 34.9% of our funding as of December 2025, and these deposits generally have a duration of 30-60 days, so they quickly reflect the new rate. This has resulted in a rapid recovery in net interest income, increasing by 16.1% YoY. Net income from readjustments decreased by 13.9% in 12M25 compared to the same period in 2024 due to the lower variation of the UF (3.4% in 12M25 compared to 4.4% in the same period in 2024). With this, we have reduced our exposure to the UF by an average of 1.5% during 2025 compared to 2024. In 4Q25, total net interest and readjustment income increased by 5.3% compared to 3Q25, primarily due to a 4.3% increase in interest income during the quarter. This is explained by a higher spread on our assets during the quarter. Meanwhile, readjustment income increased by 14.9% in 4Q25, where the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) variation remained stable at 0.6%, but with one month of negative inflation in 3Q25. Given the above, we positioned the balance sheet for a lower inflation scenario (or months with negative inflation) by reducing the UF GAP by 7.7%. Compared to 4Q24, total net interest and readjustment income decreased by 3.2% in 4Q25 due to a 47.5% decrease in readjustment income resulting from the lower variation in the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) during the quarter. Interest income in 4Q25 increased by 7.0% compared to4Q24. This was primarily due to a 3.6% increase in average interest-earning assets and lower funding costs, which decreased from 4.4% in 4Q24 to 3.68% in 4Q25, related to the lower average Monetary Policy Rate (MPR), which fell from 5.26% to 4.71%. With these funding cost and inflation dynamics, the NIM increased from 3.6% in 12M24 to 4.0% in 12M25 and from 4.2% in 4Q24 and 3.8% in 3Q25 to 4.0% in 4Q25. 28

Cost of credit of 1.39% YTD and coverage at 114.5% Provision expense Financial accounting information YTD % change Quarterly % change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Provisions for credit risk owed by banks and loans and accounts receivable from customers (1) (855,731) (675,794) 26.6% (192,491) (186,349) (177,287) 8.6% 3.3% Special provisions for credit risk (2) 94,269 (3,359) --% (1,953) (1,466) (2,960) --% 33.2% Gross provisions (761,462) (679,153) 12.1% (194,444) (187,815) (180,247) 7.9% 3.5% Recovery of bad debts 192,640 153,944 25.1% 55,919 43,446 49,012 14.1% 28.7% Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income (3,950) (622) 535.0% (3,858) 744 (1,076) 258.6% (618.5%) Credit loss expense (572,772) (525,831) 8.9% (142,383) (143,625) (132,311) 7.6% (0.9%) 1. Includes write/offs. 2. Includes additional provisions and provisions for contingent credits. Asset quality indicators and cost of credit: Non-accounting financial information YTD Quarterly Dec-25 Dec-24 4Q25 3Q25 4Q24 Cost of credit (1) 1.39% 1.29% 1.38% 1.39% 1.29% Expected loss ratio (LLA / total loans) 3.3% 2.9% 3.3% 3.2% 2.9% NPL ratio (90 days or more overdue/ total loans) 3.2% 3.2% 3.2% 3.1% 3.2% Impaired loan ratio (impaired loans / total loans) 7.1% 6.7% 7.1% 6.8% 6.7% Coverage of NPLs (2) 114.5% 115.4% 114.5% 119.4% 115.4% 1. Annualized credit loss expense divided by average loans. 2. Balance sheet provisions including additional provisions divided by non-performing loans. During the Covid-19 pandemic, asset quality benefited from state aid and pension fund withdrawals, resulting in a positive evolution of these assets during that period, before normalizing in line with the evolution of the economy and the draining of excess liquidity from households. Currently, our customers' behavior reflects the state of the economy and the labor market, where non-perfoming loans are higher than pre-pandemic levels. Throughout 2025, the Bank implemented various initiatives to control and improve quality indicators. As a result, the impaired loan ratio increased from 6.7% in 4Q24 to 6.8% in 3Q25 and to 7.1% in 4Q25, reflecting loan restructuring. Consequently, the non-performing loan ratio (NPL) remained 29 stable at 3.2% from 4Q24 to 4Q25. Finally, the expected loss ratio (loan loss provisions divided by total loans) increased from 2.9% in 4Q24 to 3.3% in 4Q25 due to higher provisions established in recent periods. Net credit loss expenses totaled $572.772 million in the twelve-month period ending December 31, 2025, an increase of 8.9% compared to the same period in 2024. Similarly, the cost of credit increased from 1.29% on December 31, 2024 to 1.39% on December 31, 2025. In the quarter, loan loss expense increased by 7.6% compared to 4Q24, driven by higher provisions for the commercial loan portfolio, particularly the group portfolio in normal performance, and partially offset by higher recoveries in the commercial and mortgage portfolios. Conversely, net loan loss expense decreased by 0.9% compared to 3Q25, primarily due to higher recoveries and partially offset by higher provisions for the individual commercial loan portfolio. Therefore, the cost of credit increased from 1.29% in 4Q24 to 1.39% in 3Q25 and to 1.38% in 4Q25. The non-performing loan coverage ratio (which includes voluntary provisions set aside by the Board of Directors in recent years) has remained stable at 115.4% in 4Q24, 119.4% in 3Q25, and 114.5% in 4Q25. This ratio reflects the increase in non-perforning loans in the commercial and mortgage loan portfolios in recent years, as well as the greater weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral. Finally, the quality indicators are being affected in part by the slow growth and even contraction of some portfolios. Net provision expenses for credit risk by product: Financial accounting information YTD % change Quarterly % change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Consumer (324,326) (328,632) (1.3%) (68,758) (98,896) (72,861) (5.6%) (30.5%) Commercial (221,726) (186,095) 19.1% (72,575) (38,942) (53,544) 35.5% 86.4% Mortgage (26,720) (11,104) 140.6% (1,049) (5,787) (5,906) (82.2%) (81.9%) Provisions for credit risk (572,772) (525,831) 8.9% (142,382) (143,625) (132,311) 7.6% (0.9%) In January 2025, the regulatory change to the provisioning model for the consumer loan portfolio was implemented, for which we used additional provisions to cover the initial effect of $94 billion. Provisioning expenses for consumer loans decreased 1.3% in 12M25 compared to 12M24 and 5.6% compared to 4Q24 due to higher recoveries during the period offset by higher provisions. In the quarter, provisioning expenses for consumer loans decreased 30.5% compared to Q325 after a seasonal impact in September 2025 due to national holidays, which hampered collections in the previous quarter. The non-performing loan ratio of the consumer loan portfolio has been increasing from 2.2% in 4Q24, 2.4% in 3Q25 and 2.5% in 4Q25, and the impaired loan ratio of the consumer loan portfolio increased from 5.2% in 4Q24 to 5.2% in 3Q25 and 5.4% in 4Q25. The coverage ratio of the consumer loan portfolio reaches 325.7% at the close of December 2025. Provision expenses for commercial loans increased by 19.1% in 12M25 compared to 12M24. Compared to 3Q25, they increased by 86.4% in 4Q25 and by 35.5% compared to 4Q24. This is due to specific initiatives to improve portfolio quality (including write-offs). As a result, the non-performing loan ratio for the commercial portfolio decreased from 4.1% in December 2024 to 3.4% in September 2025, closing the year at 3.6% in December 2025. The impaired loan ratio for commercial loans stood at 8.6% in 4Q24, 8.2% in 3Q25, and 8.6% in 4Q25, reflecting 30 a higher number of restructured loans in the last quarter. On the other hand, the non-performing loan coverage ratio of this portfolio reached 129.5% as of December 2025. Provisions for mortgage loans increased by 140.6% in 12M25 compared to the same period in 2024 due to a release of provisions in 3Q24, which was not repeated in 2025. Provisions for mortgage loans decreased by 81.9% from 3Q25 and by 82.2% compared to 4Q24 due to a greater recovery of previously written-off loans. In the quarter, the non-performing mortgage loan ratio stood at 3.1%, with a impaired mortgage loan ratio of 6.3%. As a result, the non-performing mortgage coverage ratio remained stable at 39.3% in December 2024, 40.2% in September 2025, and 37.2% in December 2025. For more information on credit risk and asset quality, see Section 6: Risk. Net fees increased 8.9% YoY, driven by a larger customer base and increased product usage Net fees increased 8.9% YoY primarily due to higher fees from our main products: cards, mutual fund brokerage, checking accounts, and Getnet. In the quarter, fees increased 7.1% QoQ due to higher fees on cards, checking accounts, and fees generated by Getnet. This was thanks to an increase in customers and greater product usage. With this, the recurrence ratio (total net commissions divided by structural support expenses) increased from 60.3% YTD in December 2024 to 63.7% YTD in December 2025, and from 62.5% in 3Q25 to 68.7% in 4Q25, demonstrating that more than half of the Bank's expenses are financed by the commissions generated by our customers. 31

Commissions by product: Financial accounting information The evolution of commissions by product was as follows: YTD % change Quarterly % change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Cards 146,490 129,836 12.8% 36,661 34,696 34,357 6.7% 5.7% Getnet 109,102 78,623 38.8% 31,343 27,310 23,380 34.1% 14.8% Mutual fund brokerage 92,406 75,932 21.7% 24,063 24,325 20,211 19.1% (1.1%) Current accounts 80,774 73,076 10.5% 21,205 19,426 18,976 11.7% 9.2% Collections 61,556 65,187 (5.6%) 13,793 15,563 16,596 (16.9%) (11.4%) Insurance brokerage 55,039 60,528 (9.1%) 14,714 14,924 13,789 6.7% (1.4%) Guarantees 42,340 34,893 21.3% 9,966 10,565 8,637 15.4% (5.7%) Prepayment of credits 15,595 17,108 (8.8%) 3,277 4,298 4,732 (30.7%) (23.8%) Others (7,471) 11,883 (162.9%) (332) (6,659) (1,931) (82.8%) (95.0%) Total commissions 595,831 547,066 8.9% 154,690 144,448 138,747 11.5% 7.1% Credit and debit card fees increased 12.8% in 12M25 compared to the same period in 2024, and increased 5.7% QoQ and 6.7% in 4Q25 compared to 4Q24. This variation is explained by the increased use of our customers' cards, driven by the growth of our customer base, reflecting the success of our strategy. Getnet, our acquiring business, continues its strong growth and is driving an increase in the bank's SME customer base, with over 172,000 SMEs as clients. It currently has approximately 310,000 POS terminals in operation. Mutual fund brokerage fees grew 21.7% in 12M25 compared to the same period in 2024 and 19.1% in 4Q25 compared to 4Q24 due to client demand for investment products in the context of a lower interest rate cycle and reduced preference for time deposits, in addition to the aforementioned expansion of our client base. Commissions generated by mutual fund brokerage decreased 1.1% QoQ related to a shift towards greater liquidity (transfer to checking accounts) towards year-end. Current account fees increased by 10.5% in 12M25 compared to the same period in 2024 and by 11.7% in 4Q25 compared to 4Q24 and 9.2% QoQ. Growth in account openings continued throughout the quarter. As a result, the Bank's market share of total current accounts as of November 2025 is 21.8%. This growth is further driven by strong customer demand for US dollar current accounts, as customers can now open these accounts digitally through our platform in just a few simple steps. We opened 76,000 new accounts in the past 12 months (as of November 2025), bringing the total number of US dollar current accounts to 535,665, representing a total market share of 39.2%. Collection fees decreased 5.6% in 12M25 compared to the same period last year and 16.9% in the quarter compared to 4Q24 due to lower collection fees related to credit and insurance. During 4Q25, collection fees decreased 11.4% QoQ related to weaker collection performance in insurance, credit, and other insurance-related areas. Insurance brokerage decreased by 9.1% in 12M25 compared to the same period in 2024 and by 1.4% compared to 3Q25 due to lower commissions generated by insurance policies associated with mortgage loans. This trend is 32 consistent with the lower demand we are seeing for retail loans compared to last year. In 4Q25, commissions from insurance brokerage increased by 6.7% compared to 4Q24 due to higher rates of non-loan-related insurance policies, such as life and auto insurance, during the quarter. Guarantee commissions increased 21.3% in 12M25 compared to the same period in 2024 and 15.4% in 4Q25 compared to 4Q24 due to higher commissions from our corporate and middle-market clients, particularly related to Stand-by Letters in the first and third quarters of 2025. In the fourth quarter, guarantee commissions decreased 5.7% QoQ due to normalization after the strong performance in the third quarter. The evolution of prepayment fees for loans is related to interest rate cuts in recent years. During 2024, interest rates fell, boosting loan prepayments, and therefore prepayment fees decreased in 2025 by 8.8% YoY, and by 30.7% in 4Q25 compared to 4Q24, and by 23.8% QoQ, primarily in commercial and consumer loans. In the last item, Other, a loss of Ch$ 7,471 million was recognized in the twelve months ending December 31, 2025, related to fees expenses for services received and a worse performance of financial advisory services offset by an improvement for the same concept in the quarter, reaching a loss of Ch$332 million in 4Q25. During 2025, higher other commission expenses generated by corporate banking and middle-market companies were also recognized. Net financial results income increased by 7.7% in 12M25. Net financial results: Financial accounting information YTD % Change Quarterly % Change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Financial assets and liabilities for trading (43,556) 85,013 (151.2%) (119,994) 94,965 86,954 (238.0%) (226.4%) Result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 2,938 (37,068) (107.9%) 914 5,070 3,645 (74.9%) (82.0%) Foreign currency changes, readjustments and accounting hedges 306,963 199,383 54.0% 170,058 (18,834) (23,751) (816.0%) (1002.9%) Total net financial transactions 266,345 247,328 7.7% 50,978 81,201 66,848 (23.7%) (37.2%) Net financial results recorded a gain of $266.345 million in 12M25, an increase of 7.7% compared to 12M24 mainly due to higher results from the foreign currency position offset by lower results from the valuation of derivative contracts in 12M25. In 4Q25, net financial results showed a gain of $50.978 billion, a decrease of 37.2% compared to 3Q25 and 23.7% in 4Q25 compared to 4Q24, mainly due to a loss in the valuation of derivative contracts. For a better understanding of these lines, they are presented by business area in the following table: 33

Net financial results by business: Non-accounting financial information YTD % Change Quarterly % Change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Client 252,356 273,213 (7.6%) 56,906 66,103 69,627 (18.3%) (13.9%) Non-Client (1) 13,989 (25,885) –% (5,928) 15,098 (2,779) 113.3% (139.3%) Total net financial transactions 266,345 247,328 7.7% 50,978 81,201 66,848 (23.7%) (37.2%) 1. Non-client income. These results include interest and mark-to-market effects from the Bank's trading portfolio, realized gains from the available-for-sale portfolio, and other results from the Finance Division. Revenue from client treasury services reached $252,356 million as of December 12, 2025, a 7.6% decrease explained by lower market-making demand resulting from reduced volatility. This line item saw an 18.3% decrease in 4Q25 compared to 4Q24 and a 13.9% decrease compared to 3Q25, primarily due to lower market- making demand resulting from reduced FX volatility and weaker sales performance during the quarter. Non-client treasury totaled a profit of $13.989 billion, compared to a loss in 12M24, primarily due to higher portfolio sales and forward results, offset by bond repurchases. In the quarter, non-client treasury totaled a loss of $5.928 billion, mainly due to negative impacts on hedging and lower gains from forwards. Efficiency of 36.0% in 12M25 with operating expenses growing below inflation. The Bank's efficiency ratio reached 36.0% as of December 31, 2025, an improvement on the 39.0% recorded for the same period of the previous year, with a quarterly efficiency ratio of 36.4%. Meanwhile, the cost-to-asset ratio remained at 1.5% in 2025 compared to the same period of the previous year, despite a reduction in our total assets. In the quarter, operating expenses (which include other expenses) decreased by 2.0% compared to 3Q24 and by 1.4% compared to 3Q25. This is mainly due to lower administrative expenses. Total operating expenses increased by 1.8% in 12M25 compared to 12M24, below the annual inflation rate, driven by higher technology (administrative) and personnel expenses. This was offset by a decrease in other operating expenses resulting from specific expenditures during 2024 that were not repeated in 2025. During the first quarter of 2025, the Bank celebrated a significant milestone: Project Gravity, which involved migrating its mainframe systems to the cloud. The migration of processing to our new cloud resulted in increased amortization and impairment losses related to legacy systems. Throughout 2025, the Bank focused on advancing the execution of its US$450 million investment plan for 2023-2026, with a focus on technology initiatives and branch renovations. 34

Operating expenses: Financial accounting information YTD % Change Quarterly % Change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Personnel expenses (412,902) (398,819) 3.5% (104,907) (102,189) (100,431) 4.5% 2.7% Administrative expenses (387,605) (366,431) 5.8% (86,297) (95,845) (90,412) (4.6%) (10.0%) Depreciation and amortization (135,159) (141,435) (4.4%) (34,009) (33,124) (35,723) (4.8%) 2.7% Core support costs (935,666) (906,685) 3.2% (225,213) (231,158) (226,566) (0.6%) (2.6%) Other operational expenses (101,703) (114,739) (11.4%) (33,914) (30,714) (37,294) (9.1%) 10.4% Impairment (3,747) (1,295) --% (823) (1,826) (1,295) --% (54.9%) Operating expenses (1,041,116) (1,022,719) 1.8% (259,950) (263,698) (265,155) (2.0%) (1.4%) Productivity and efficiency indicators: Non-accounting financial information YTD % Change Quarterly % Change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Branches 229 236 (3.0%) 229 231 236 (3.0%) (0.9%) Traditional 109 119 (8.4%) 109 108 119 (8.4%) 0.9% WorkCafé 94 89 5.6% 94 94 89 5.6% –% Renovated traditional 17 14 21.4% 17 17 14 21.4% 0.0% Select 9 14 (35.7%) 9 12 14 (35.7%) (25.0%) Employees 8,526 8,757 (2.6%) 8,526 8,583 8,757 (2.6%) (0.7%) Efficiency ratio (1) 36.0% 39.0% (300)pb 36.4% 37.0% 36.5% (10)pb (60)pb Volume per branch ($mm) (2) 313,510 308,297 1.7% 313,510 305,531 308,297 1.7% 2.6% Volume per employee ($mm) (3) 8,352 8,309 0.5% 8,352 8,223 8,309 0.5% 1.6% Costs / Assets (4) 1.5% 1.5% —pb 1.5% 1.6% 1.6% (10)pb (10)pb 1. Operating expenses divided by operating income. 2. Loans + deposits divided by branches (points of sale). 3. Loans + deposits divided by employees. 4. Annualized operating expenses / average total assets. Personnel expenses increased by 3.5% in 12M25 compared to the same period in 2024, and compared to 3Q25 personnel expenses increased by 2.7% QoQ and by 4.5% compared to 4Q24 mainly due to the readjustment of salaries according to inflation and higher incentive expenses and offset by a drop in the number of employees of 2.6% in the same period. Administrative expenses increased 5.8% in 12M25 compared to the same period in 2024 due to higher technology and data processing expenses, largely related to the aforementioned Gravity project. In 4Q25, administrative expenses decreased 4.6% compared to 4Q24 and decreased 10.0% compared to 3Q25 due to lower external data processing service expenses. 35

Depreciation expenses decreased 4.4% in 12M25 compared to the same period in 2024 and 4.8% compared to 4Q24 due to lower depreciation of internally generated software. In the quarter, depreciation expenses increased slightly by 2.7% Q4, mainly due to higher depreciation of other fixed assets. Other operating expenses decreased 11.4% in 2025 compared to the same period in 2024, partly due to lower fraud expenses and reduced restructuring costs. Other operating expenses decreased 9.1% compared to 4Q24 due to lower operational risk insurance premiums and increased 10.4% QoQ, primarily due to higher expenses for other contingencies. Other operating income, gains from investments in companies and taxes: Financial accounting information YTD % Change Quarterly % Change Ch$ million Dec-25 Dec-24 Dec-25/ Dec-24 4Q25 3Q25 4Q24 4Q25/ 4Q24 4Q25/ 3Q25 Other operating income 7,016 8,048 (12.8%) 4,876 865 1,412 245.3% 463.7% Result from investments in companies 9,289 10,436 (11.0%) 2,426 2,412 3,958 (38.7%) 0.6% Results of non-current assets and discontinued operations (3,743) (8,311) (55.0%) (2,948) 3,934 (4,848) (39.2%) (174.9%) Tax expense (207,934) (209,811) (0.9%) (51,705) (53,612) (55,675) (7.1%) (3.6%) Effective rate 16.3% 19.5%   16.6% 17.6% 16.9% Income tax expense for the first 12 months of 2025 totaled $207,934 million, a 0.9% decrease compared to the same period in 2024 due to higher pre-tax profits. In the quarter, income tax expense decreased 3.6% QoQ, partly due to higher inflation. For tax purposes, our capital must be adjusted for inflation; therefore, when inflation is high, the effective tax rate tends to be lower. As of December 2025, the effective tax rate was 16.3%. 36

Section 5: Guidance With all of the above in mind, the Bank's expectations for growth in volumes, capital and results for the year 2026 are as follows: Indicator Expectation Key factor Loans Mid single digits growth Demand reactivation driven by the macro environment. NIM c. 4% Under current assumptions of the macro environment for rates and inflation and the asset-liability mix. Non NII Mid to High-single digit growth Customer growth and product usage. Does not include potential regulatory changes related to interchange fees. Efficiency Mid 30s Inflation, total employees, exchange rate, productivity, and investment plans. Cost of credit c. 1.3% Subject to the evolution of the cycle. ROAE 22-24% Based on our estimates of key components including inflation, rates, and business growth. CET1 c. 11% ROE, equity growth and risk-weighted assets and dividend policy. We estimate that ROAE levels will remain at these levels, above 20%, depending on macroeconomic projections and other external factors. 37

Section 6: Risks Risk management in 4Q25 has focused on strengthening our risk structure in the face of weak economic activity and the labor market. Credit risk Estimated expected loss: The provision estimate is based on expected loss models, in accordance with Chapter B1 of the CMF's Compendium of Accounting Standards. The loan portfolio is divided into loans analyzed as a group and loans analyzed individually. Within each group, there are different provisioning models for consumer loans, mortgages, and commercial loans. In simplified terms, provisions for most loans are determined using the following expected loss formula: Further information on the loan models can be found in note 2 of the Bank's financial statements. Below you can see more details of the loan portfolio. 38

Loans and accounts receivable from customers As of December 31, 2025 (Ch$ million) Assets before allowances Total Established allowances Subtotal Deductible guarantees FOGAPE Covid-19 Total Net financial assets Normal Portfolio Substandard Portfolio Non-compliant portfolio Normal portfolio Substandard Portfolio Non-compliant portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 6,552,077 4,501,522 1,130,613 621,489 484,924 13,290,625 68,313 64,691 51,374 214,706 167,606 566,690 2,191 568,881 12,721,744 Credits for foreign trade Chilean exports 769,504 8,587 75,594 13,275 2,984 869,944 17,320 296 9,526 7,404 1,635 36,181 - 36,181 833,763 Foreign trade credits for Chilean imports 781,684 73,088 37,944 15,462 3,750 911,928 20,799 1,899 2,509 11,635 2,050 38,892 - 38,892 873,036 Foreign trade credits between third countries 3,553 - 888 - - 4,441 30 - 123 - - 153 - 153 4,288 Current account debtors 65,065 30,698 4,361 1,152 6,932 108,208 1,482 1,169 423 564 3,803 7,441 - 7,441 100,767 Credit card debtors 27,149 112,834 2,287 758 11,183 154,211 739 3,354 244 354 6,199 10,890 - 10,890 143,321 Factoring operations 880,545 27,722 20,510 4,805 4,063 937,645 11,808 531 2,554 3,141 3,128 21,162 - 21,162 916,483 Commercial financial leasing operations 680,504 144,261 100,338 40,548 10,095 975,746 3,626 1,449 1,429 7,478 8,234 22,216 5 22,221 953,525 Student loans - 22,817 - - 6,953 29,770 - 576 - - 2,174 2,750 - 2,750 27,020 Other credits and accounts receivable 6,263 63,549 313 1,800 9,392 81,317 75 2,264 30 892 4,803 8,064 - 8,064 73,253 Subtotal 9,766,344 4,985,078 1,372,848 699,289 540,276 17,363,835 124,192 76,229 68,212 246,174 199,632 714,439 2,196 716,635 16,647,200 Mortgage loans Loans with letters of credit - - - - 14 14 - - - - 1 1 - 1 13 Mortgages transferable mutual loans - 221 - - 29 250 - - - - 2 2 - 2 248 Loans with mutual funds financed with mortgage bonds - 73,965 - - 3,243 77,208 - 119 - - 263 382 - 382 76,826 Other mortgage loans with mutual funds - 16,182,762 - - 1,079,757 17,262,519 - 35,119 - - 147,170 182,289 - 182,289 17,080,230 Financial leasing operations for mortgage - - - - - - - - - - - - - - - Other credits and accounts receivable - 86,194 - - 17,378 103,572 - 324 - - 2,040 2,364 - 2,364 101,208 Subtotal - 16,343,142 - - 1,100,421 17,443,563 - 35,562 - - 149,476 185,038 - 185,038 17,258,525 Consumer loans Consumer loans in installments - 3,576,117 - - 280,251 3,856,368 - 163,524 - - 158,008 321,532 - 321,532 3,534,836 Current account debtors - 128,783 - - 8,555 137,338 - 7,261 - - 4,896 12,157 - 12,157 125,181 Credit card debtors - 2,023,609 - - 38,082 2,061,691 - 83,524 - - 21,986 105,510 - 105,510 1,956,181 Consumer financial leasing operations - 1,569 - - 7 1,576 - 40 - - 2 42 - 42 1,534 Other credits and accounts receivable - 20 - - 311 331 - 4 - - 181 185 - 185 146 Subtotal - 5,730,098 - - 327,206 6,057,304 - 254,353 - - 185,073 439,426 - 439,426 5,617,878 TOTAL 9,766,344 27,058,318 1,372,848 699,289 1,967,903 40,864,702 124,192 366,144 68,212 246,174 534,181 1,338,903 2,196 1,341,099 39,523,603

Distribution by economic sector By economic sector, the Bank's portfolio is highly diversified, not showing a significant percentage exposed to a particular industry,and promoting a stable portfolio over time. 8.2% 8.5% 13.6% 20.7% 27.6% 42.4% 42.6% 14.8% 0.2 % Interbank Consumer Mortgage Commercial Social services and other community services Trade Real estate services Agriculture, livestock farming, fishing, forestry, etc. Manufacture Electricity, gas and water Construction Transport Financial services Telecommunications Mining Oil and natural gas Total portfolio Commercial Portfolio 0% 20% 40% 60% 80% 100 % Credit quality of debtors At the end of December 2025, the non-performing loan ratio remained stable at 3.2%, while the impairment ratio increased to 7.1%, reflecting how customers have restructured their debt. It is important to note that the slower loan growth means that the improvement in asset quality indicators has been slower to materialize. Regarding the commercial portfolio, during 2025 we carried out several initiatives to improve the quality of this portfolio, including some write-offs, and with this, the commercial NPL ratio improved from 4.1% in September 2024 to 3.6% in December 2025 while the commercial impairment ratio remained stable at 8.6% in December 2025. The mortgage portfolio deteriorated in 2024 due to household liquidity drain and increased monthly payments in recent years. Therefore, compared to five years ago, in an environment of a weaker labor market, we have seen a deterioration in payment behaviour. During 2025, clients began renegotiating their loans, which is reflected in the delinquency rate, which increased from 5.4% in December 2024 to 6.3% in December 2025. It is important to remember that mortgage loans are secured by property, and we maintain a loan-to-value (LTV) ratio of approximately 60% of the outstanding loan portfolio. The consumer portfolio continues to show good performance with a stable impairment ratio of 5.4% and an NPL ratio of 2.5% in December 2025. Total loan loss provisions increased 8.9% YoY, reflecting improvements in asset quality, and decreased 0.9% QoQ considering initiatives in the commercial loan portfolio, which were more significant in the second and third quarters of the year. As a result, the non-performing loan coverage ratio, including additional provisions, reached 114.5% in December 2025, and the expected loss ratio (loan loss provisions divided by total loans) increased to 3.3%. 40

Asset quality % Change Ch$ million Dec-25 Sept-25 Dec-24 Dec-25/ Dec-24 Dec-25/ Sept-25 Total loans1 40,932,880 40,988,278 41,323,844 (0.9%) (0.1%) Loan loss allowances (LLAs)2 (1,526,305) (1,501,054) (1,513,346) 0.9% 1.7% Non-Performing Loans3 (NPLs) 1,332,660 1,257,571 1,311,374 1.6% 6.0% Consumer NPLs 153,358 139,896 132,145 16.1% 9.6% Commercial NPLs 636,629 615,143 726,355 (12.4%) 3.5% Mortgage NPLs 542,674 502,533 452,875 19.8% 8.0% Impaired loans4 2,941,628 2,813,387 2,782,562 5.7% 4.6% Consumer impaired loans 327,206 306,912 304,766 7.4% 6.6% Commercial impaired loans 1,514,001 1,455,898 1,535,037 (1.4%) 4.0% Mortgage impaired loans 1,100,422 1,050,577 942,758 16.7% 4.7% Expected loss ratio5 (LLA / total loans) 3.3% 3.2% 2.9% NPL ratio (NPL / total loans) 3.2% 3.1% 3.2% Consumer NPL ratio 2.5% 2.4% 2.2% Commercial NPL ratio 3.6% 3.4% 4.1% Mortgage NPL ratio 3.1% 2.9% 2.6% Impaired loan ratio (impaired / total loans) 7.1% 6.8% 6.7% Consumer impaired ratio 5.4% 5.2% 5.2% Commercial impaired ratio 8.6% 8.2% 8.6% Mortgage impaired ratio 6.3% 6.0% 5.4% NPL coverage ratio6 114.5% 119.4% 115.4% Coverage ratio without mortgages7 167.6% 172.0% 155.5% Consumer coverage ratio8 325.7% 352.4% 379.7% Commercial coverage ratio9 129.5% 131.0% 114.7% Mortgage coverage ratio10 37.2% 40.2% 39.3% 1. Includes interbank loans. 2. Adjusted to include additional provisions ($299 billion in 2024 and $185 billion in September and December 2025) 3. Total gross loan amount with at least one installment more than 90 days late. 4.. Includes: (a) for loans individually assessed for impairment: (i) the amount of all customer loans classified as C1 to C6 and ii) the amount of all customers with at least one loan in default (other than a mortgage with less than 90 days past due), regardless of category; and (b) for loans collectively assessed for impairment, the amount of all loans from a customer where the customer is delinquent on at least one loan or has been renegotiated. 5. LLA / total loans. Measures the percentage of loans for which the bank provisions given its internal model and CMF regulations. Adjusted to include additional provisions ($299 billion in 2024 and $185 billion in September and December 2025). 6. LLA/NPLs. Adjusted to include additional provisions ($299 billion in 2024 and $185 billion in September and December 2025). 7. Commercial and consumer NPLs. Adjusted to include additional provisions ($282 billion in 2024 and $168 billion in September and December 2025) 8. Consumer LLA/Consumer NPLs. Adjusted to include the $60 billion additional provisions for the consumer portfolio. 9. Commercial/commercial NPLs. Adjusted to include $128 billion in 2024 and $108 billion in September and December 2025. 10. Mortgage LLA/mortgage NPLs. Adjusted to include additional provisions of $17 billion for the mortgage portfolio. Market risk There are four main market risks that can affect the Bank: exchange rate, inflation, interest rate, and liquidity. Their measurement and control are the responsibility of the Market Risk Management team, which is part of the Risk Division. Limits are approved by the various committees in charge, primarily the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Integral Risk Committee. 41

The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and the Risk Management: • Optimizing the cost of liabilities by seeking the most efficient financing strategies, including the issuance of bonds and bank lines of credit. • Manage short- and long-term regulatory liquidity limits. • Inflation risk management and exposure. • Manage local and foreign currency exchange rate risk. • Capital adequacy and requirements. Liquidity risk The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, in compliance with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units regarding the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business activities. Based on this information, the area maintains a portfolio of short-term liquid assets, primarily consisting of liquid investments, loans, and advances to other banks, to ensure the Bank has sufficient liquidity. The liquidity needs of the business units are met through short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to address all structural liquidity requirements. The Bank monitors its liquidity position daily, determining future cash inflows and outflows. Additionally, stress tests are conducted at the end of each month, using a variety of scenarios that encompass both normal market conditions and market fluctuations. Liquidity policies and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, detailing the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures taken. These reports are submitted periodically to the ALCO for review. The Bank obtains demand and time deposits from retail, MIddle-market and corporate clients. The Finance Department obtains funding from correspondent banks, debt instruments, commercial paper, and wholesale time deposits. While most obligations to banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities, with a large proportion payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk, and therefore, the Bank actively manages this risk through continuous monitoring of market trends and pricing management. High-quality liquid assets High-quality liquid assets (HQLAs) are an essential component of liquidity risk management. They consist of balance sheet assets, primarily composed of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets the least liquid. 42

As of December 31, 2025, the Bank's ALAC amounted to $8,136,013 million and corresponded mainly to Level 1 liquid assets, composed mainly of bonds of the Republic of Chile, Central Bank of Chile and United States Treasury. Liquid Assets (Consolidated Ch$ million) Tier 1: Available, 1,904,994 Tier 1: Fixed Income, 6,227,856 Tier 2: Fixed Income, 3,163 Regarding liquidity, the main metrics managed by the Bank's Finance Division are the following: 1. Liquidity Coverage Ratio (LCR). 2. Net stable financing ratio (NSFR). LCR The Liquidity Coverage Ratio (LCR) measures the percentage of liquid assets relative to net cash outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities. As of December 31, 2025, this indicator for Banco Santander Chile stood at 187.7% above the minimum (100%). This reflects the conservative liquidity requirements established by the board of directors through the ALCO committee. Evolution of LCR 190.8% 192.9% 177.7% 171.8% 187.7% Dic-24 Mar-25 Jun-25 Sept-25 Dic-25 43

NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, enabling banks to maintain a stable funding profile relative to their operations. As of December 31, 2025, the NSFR stood at 115.1%. Evolution of NSFR 106.3% 104.3% 106.6% 111.0% 115.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Interest rate risk: banking book For its financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short- term interest rates, resulting in mismatches when interest rate adjustments occur. To manage this risk, Banco Santander Chile conducts a sensitivity analysis regarding both local and foreign currencies. Through simulations, limits are set on the maximum potential loss that interest rate movements could have on capital and net financial income budgeted for the year. December 31, 2025 Effect on financial income Effect on capital Financial management portfolio – local currency (in $MM) Loss limit 175,196 370,271 High 9,968 186,784 Low 11,605 96,459 Average 703 131,800 Financial management portfolio – foreign currency (in MM$US) Loss limit 40,531 180,138 High 9,586 68,145 Low — — Average 1,099 20,534 Financial management portfolio – consolidated (in $MM) Loss limit 175,196 370,271 High 27,182 348,027 Low 4,600 237,954 Average 13,044 273,792 44

VaR trading portfolio In the case of the trading portfolio, risk is estimated and managed using Value at Risk (VaR) limits, which have been maintained within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank should not have significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled using Value at Risk (VaR) limits. The table below shows the evolution of the Bank's consolidated VaR for the trading portfolio, which includes foreign exchange risk and interest rate risk. VAR December 31, 2025 US$ million Consolidated: High 2.87 Low 1.05 Average 1.67 Fixed income investments: High 2.83 Low 0.96 Average 1.36 Foreign currency investments High 2.62 Low 0.16 Average 1.04 Risk of inflation The Bank holds assets and liabilities that are adjusted according to the variation of the Unidad de Fomento (UF). Generally, the Bank has more assets than liabilities denominated in UF, and therefore, moderate increases in inflation have a positive effect on readjustment income, while a decrease in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-bearing assets. GAP UF (Ch$ millions) 7,130,753 di c- 21 m ar -2 2 Ju ne 2 2 Se pt -2 2 De c- 22 M ar -2 3 Ju ne 2 3 Se pt -2 3 De c- 23 M ar -2 4 Ju ne 2 4 Se p- 24 De c- 24 M ar -2 5 Ju ne 2 5 Se p- 25 De c- 25 — 5,000,000 10,000,000 15,000,000 Operational risk As of December 31, 2025, the operational risk loss totalled Ch$ 41,170 million mainly related to external fraud expenses. 45

Section 7: Credit Risk Classifications The Bank has the following credit ratings: International rankings Moody’s Rating Bank Deposit A2/P-1 Baseline Credit Assessment Baa1 Adjusted Baseline Credit Assessment Baa1 Senior Unsecured A2 Outlook Stable Standard and Poor’s Rating Long-term Foreign Issuer Credit A- Long-term Local Issuer Credit A- Short-term Foreign Issuer Credit A-2 Short-term Local Issuer Credit A-2 Outlook Stable JCR Rating Foreign Currency Long-term Debt A+ Outlook Stable HR Ratings Rating Long-term Issuer credit AA- Outlook Stable KBRA Rating Senior Unsecured Debt A Outlook Stable Local rankings Local ratings Feller Rate ICR Shares Level 1 1CN1 Short-term deposits N1+ N1+ Long-term deposits AAA AAA Mortgage finance bonds AAA AAA Senior bonds AAA AAA Subordinated bonds AA+ AA+ 46

Section 8: Share performance As of December 31, 2025 Shareholder composition Free float 33% Santander Group 67% Average traded volume US$ million, Last twelve months to December 31, 2025 11.3 5.2 6.1 Santiago Stock Exchange NYSE Dic-25 Total Return Santander ADR vs. MSCI EM (Base 100 = 12/31/2024) 74.2 34.3 BSAC MSCI EM Dec-24 May-25 Aug-25 Dec-25 Total Return Santander vs IPSA (base 100= 12/31/2024) 60.5 56.9 BSAN IPSA Dec-24 May-25 Aug-25 Dec-25 Stock price ADR Price (US$) 12M25 31/12/2025: 31.10 Maximum: 31.67 Minimum: 18.24 Local stock price ($) 12M25 31/12/2025: 71.10 Maximum: 71.99 Minimum: 46.00 Dividends Year paid $/share % profit from previous year 2022 2.47 60% 2023 2.57 60% 2024 1.84 70% 2025 3.19 70% Share information Market capitalization: US$ million 14,652 P/E last 12 months*: 12.30 P/BV (31/12/2025)**: 2.90 Dividend yield***: 5.4% * Price as of December 31, 2025 / earnings of the last 12 months. ** Price/book value as of November 30, 2025. ***Based on the closing price of the record date of the last dividend paid 47

Annex 1: Strategy Our strategy In its more than four decades in Chile, Banco Santander Chile has achieved leadership in market share, asset strength and profitability. Our success is based on a clear purpose, mission, and way of doing things. Our purpose Our mission Our style Helping people and businesses thrive To be the best financial services company, acting responsibly and earning the loyalty of our employees, customers, shareholders and communities. Simple, Personal and Fair Our strategy for value creation: Furthermore, the strategy is framed within the Group's principles at a global level, where all operations must aim for organization-wide objectives. 48

Key developments in our strategy Digital Bank with Work/Cafe Our strategy is based on cutting-edge technology and customer-centric processes and products. We are building a bank with strengths in digital channels that enable secure, fast, and user-friendly digital onboarding, offering digital accounts for the mass market and our SMEs, as well as payment services through Getnet for entrepreneurs and small and medium-sized businesses. These initiatives not only encourage our customers to become increasingly digital but are also increasing financial inclusion in these segments by providing an initial approach through transactional services, with the potential to expand to include other products and financing options, such as credit cards and loans. The transformation of our branch network into Work/Café is a key part of our strategy, assessing the needs of our customers in different areas and providing branches that not only meet their financial needs, but also offer a pleasant environment for them to approach us. Customers: Customers: 2022 2023 2024 2025 Total customers 3,910,094 4,052,314 4,311,488 4,608,182 Loyal customers 855,156 850,905 1,305,953 1,378,876 Digital customers 1,981,540 2,113,128 2,238,774 2,291,971 Total customers increased by 6.9% YoY, including the impact from the bank's ongoing efforts to close unused accounts to protect customers from fraud and cyberattacks. Similarly, digital customers grew by 2.4% YoY, driven by the success of digital initiatives. Digital customers: As a result of these efforts, the Bank's market share in current accounts remains strong. According to the latest publicly available information, as of November 2025, our market share in current accounts reaches 21.8%. These figures do not include our savings accounts. On the other hand, demand for dollar checking accounts continues to grow. As of November 2025, we hold a 39.2% market share and have opened 76,000 dollar checking accounts in the last twelve months, thanks to the ease of opening these accounts online and the continued demand from our customers. Furthermore, our digital customer base continues to expand, reaching over 2.3 million digital customers, representing 85% of our active customers. The majority of these are checking account holders, and the most popular products are deposits, credit cards, investment funds, and general insurance. DIGITAL CUSTOMERS 1,246,996 2,291,971 di c- 19 se pt -2 0 ju n- 21 m ar -2 2 di c- 22 se pt -2 3 ju n- 24 m ar -2 5 di c- 25 * Digital customers are those who access their account online or through the App at least once a month. 49

Regarding our SMEs, we are maintaining strong account growth thanks to initiatives like Getnet (our acquiring bank) and our 100% digital SME current accounts, which provide access to a current account, debit card, and Office Banking, our business transaction platform. With these initiatives, we offer a wide range of products, meeting their transactional needs and supporting their business growth. SME CUSTOMERS: TOTAL AND ACTIVE (Thousands) 339,259 467,720 192,145 260,648 Total customers Active customers Mar-23 Dec-25 NUMBER OF CURRENT ACCOUNTS OF COMPANIES in CLP and MX (Thousands) 301,196 547,520 Mar-23 Nov-25 + 4% To SME clients + 6% YoY active SME clients + 19% YoY Current Accounts for Companies With these initiatives, including Getnet, we continue to see significant growth in current accounts for SMEs and companies, which are projected to increase 19% YoY through November 2025, reaching a market share of 40.2%, according to data published by the CMF (Chilean Financial Market Commission). Thanks to the way we build relationships with these SMEs and the convenience of our digital channels, we are also seeing a 4% YoY increase in SME customer growth. In addition, we offer credit cards and other financing options for qualifying customers. Expansion in payment services Getnet's entry into the Chilean acquiring market continues to show positive results. Customer acquisition has been strong, with over 310,000 POS terminals operational, driven by robust demand from SMEs and expanding into larger clients requiring a Host-to-Host solution. Getnet offers an integrated payment system for more sophisticated customers. More recently, Santander's POS terminals have transformed into financial service points, enabling everything from bill payments to deposits and international transfers at thousands of local businesses. You can even open checking accounts at some stores in just three minutes, paperless. This helps our SME clients offer more services in their stores, while we increase our presence at more efficient locations. Furthermore, e-commerce is also attracting businesses to expand their online sales. 50

We continue to grow in Work/Café branches As of December 2025, we have a total of 94 Work/Café locations, which include different types such as Work/ Café Investments, StartUp, Expresso and regular locations, and we are in the process of renovating traditional branches to a Work/Café look and feel. As part of the Work/Café network, we have 12 Work/Café Express locations. These are our transaction centers offering teller or self-service options, a service desk, card printing machines, and lockers for product delivery—all in a Work/Café format. Here, our customers can conduct their transactions in an efficient and secure environment, providing an enhanced customer experience. These high-tech branches deliver greater efficiencies in our cash management, allowing us to continue consolidating our branch network. With all of the above, we continue to find efficiencies in our branch network, with over 36% of our branches cashless. Leading among our Chilean competitors in NPS As a result of all our efforts, our customers are extremely satisfied with us. As of December 2025, our NPS reached 59 points, and our contact center reached 69 points. Our digital channels also continue to be a strength, with our app achieving an NPS of 75 and our website 73 points. 54 56 59 60 58 55 57 57 56 56 58 60 60 59 59 57 57 58 58 59 50 51 53 53 54 54 52 56 59 56 47 52 62 63 57 58 57 59 61 62 45 45 46 48 48 48 51 53 51 51 55 56 56 54 56 54 53 52 54 55 30 34 38 41 40 42 46 45 43 43 46 50 48 44 47 48 46 47 54 Santander Peer 1 Peer 2 Peers* Mar- 21 June 21 Sept- 21 Dec- 21 Mar- 22 June 22 Sept- 22 Dec- 22 Mar- 23 June 23 Sept- 23 Dec- 23 Mar- 24 June 24 Sep- 24 Dec- 24 Mar- 25 June 25 Sept- 25 Dec- 25 69 points Contact Center 75 points Application (App) 73 Points Website 1. Source: Activa study for Santander, based on 50,000 customer surveys and over 1,200 competitor surveys over a 6-month period. Measures Net Overall Satisfaction and Net Recommendation across three main attributes: service quality, product quality, and brand image. Percentage of customers giving a score of 9 or 10 minus those giving 1-6. Audited by an external provider. * Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank Corporate governance For more information on our corporate governance, Board of Directors and organizational structure, please see the Corporate Governance section of our website. 51

Latest events Further information on the Bank's latest developments can be found in notes 5 and 49 to the financial statements. Awards • Top Employer Certification January 2025 (seventh consecutive year) • Euromoney: Best Bank in Chile, Best Private Bank in Chile for the Ultra High Net Worth segment. • U.S. Green Building Council: Green Building Leadership Award, for its commitment to the development of sustainable infrastructure, highlighting its strategic vision in sustainability and efficient design of its spaces. • Global Finance: Best Bank for SMEs in Chile. • Latin Finance: Best Bank in Chile. • The Banker: Best Bank in Chile. 52

Annex 2: Responsible Banking Santander Chile has placed sustainability at the heart of value creation for its various stakeholders. The corporate purpose of helping people and businesses thrive requires a long-term perspective, adapting to the evolving demands of the environment with creativity and innovation, and managing current and future social and environmental risks. This approach is aligned with the UNEP-FI's principles of responsible banking, which the bank has adhered to since 2019. Principles of Responsible Banking Alignment Aligning the business strategy with the needs of society. Impact Positive impact and reduction of negative impact. Customers Prosperity shared with customers. Stakeholders Stakeholder participation. Governance and Corporate Culture Corporate Governance and Goal Setting Transparency and accountability accounts Transparency and accountability. Sustainability-related objectives Since 2019, Santander Chile has guided its sustainability management with publicly announced goals for 2025. The commitment to responsible banking has been achieved gradually and progressively, including an increase in the number of goals, along with the early achievement of some of them. These are: Goals 2024 2025 Goal Sustainable financing for customers (USD millions accumulated since 2021)1 1.234 1,806 1,500 to 2025 Elimination of gender pay gaps (%) 1.22 0.732 0 to 2025 Women in senior management positions (%) 39 41.8 39.2 to 2025 Financially empowered people (Cumulative number since 2019)3 3,581,997 4,105,717 4,000,000 by 2025 People benefiting from community investment programs (Cumulative number since 2019) 542.1314 600.8724 500,000 by 2024 Women on the Board of Directors (%) 44 44 Maintain 40-60 1. This corresponds to Green + SLL. The 2025 data refers to September 2025. 2. Including benefits provided by the bank, the wage gap tends toward zero. Data is as of October of each year. 3. It brings together people included in the financial system and people who have received financial education content. 4. Once the total target for community support initiatives is met in 2024, Banco Santander Chile will continue to carry out actions in this area and report on them. From 2025 onward, those receiving assistance will be considered financially literate. No new targets related to this matter are planned for the short term. 53

ESG Indicators As a result of Santander's firm commitment to the progress of people, respect for the environment and good corporate governance, which is also reflected in its adherence to the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators: Included in Chile, MILA and Emerging Markets This international benchmark index evaluates companies' sustainable performance in the economic, social, and environmental spheres. We currently have a score of 85 points and are within the 96th percentile of companies participating in this index. Included in Emerging Latin America and Emerging Global Positive evaluations in the environmental and social dimensions, compared to other banks in the index. At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that make up the IPSA, 29 are included in this index. 54

Annex 3: Balance sheet Dec-25 Dec-24 Dec-25/ Dec-24 ASSETS Ch$ million % Variation Cash and deposits in banks 1,975,644 2,695,560 (26.7%) Cash items in process of collection 1,185,633 572,552 107.1% Financial assets for trading at fair value through earnings 11,594,405 12,639,097 (8.3%) Financial derivative contracts 10,879,777 12,309,770 (11.6%) Debt financial instruments 714,628 329,327 117.0% Financial assets at fair value with changes in other comprehensive income 3,889,952 2,762,388 40.8% Debt financial instruments 3,598,366 2,687,485 33.9% Other financial instruments 291,586 74,903 289.3% Financial derivative contracts for hedge accounting 261,192 843,628 (69.0%) Financial assets at amortized cost 45,544,899 45,438,590 0.2% Investments under resale agreements 427,983 153,087 179.6% Debt financial instruments 5,525,242 5,176,005 6.7% Interbank loans, net 68,071 31,258 117.8% Credits and accounts receivable from clients - Commercial 16,647,200 17,115,723 (2.7%) Credits and accounts receivable from clients - Mortgage 17,258,525 17,398,598 (0.8%) Credits and accounts receivable from customers - Consumer 5,617,878 5,563,919 1.0% Investments in companies 67,040 59,785 12.1% Intangible assets 91,475 88,669 3.2% Property, plant and equipment 178,955 198,092 (9.7%) Assets with leasing rights 93,482 114,546 (18.4%) Current taxes 113 60 88.3% Deferred taxes 486,523 459,977 5.8% Other assets 2,644,044 2,535,775 4.3% Non-current assets and disposal groups for sale 81,599 50,214 62.5% TOTAL ASSETS 68,094,956 68,458,933 (0.5%) LIABILITIES Ch$ million % Variation Cash items in process of being cleared 1,068,216 497,110 114.9% Financial liabilities to be traded at fair value through profit or loss 10,587,308 12,155,024 (12.9%) Financial derivative contracts 10,587,308 12,155,024 (12.9%) Financial derivative contracts for hedge accounting 912,716 898,394 1.6% Financial liabilities at amortized cost 44,682,274 44,307,585 0.8% Deposits and other demand obligations 14,075,590 14,260,609 (1.3%) Deposits and other term deposits 16,493,783 17,098,625 (3.5%) Obligations for repurchase agreements and securities loans 2,755,243 276,588 896.2% Obligations with banks 3,434,237 4,337,947 (20.8%) Debt financial instruments issued 7,699,100 8,133,275 (5.3%) Other financial obligations 224,321 200,541 11.9% Lease contract obligations 40,649 66,882 (39.2%) Regulatory capital financial instruments issued 2,577,961 2,604,079 (1.0%) Provisions for contingencies 168,594 121,638 38.6% Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued 637,190 606,141 5.1% Special provisions for credit risk 247,533 343,788 (28.0%) Current taxes 83,084 48,548 71.1% Deferred taxes 1,785 — –% Other liabilities 2,248,006 2,412,910 (6.8%) TOTAL LIABILITIES 63,255,316 64,062,099 (1.3%) EQUITY Capital 891,303 891,303 0.0% Reserves 3,459,800 3,232,505 7.0% Other accumulated comprehensive income (71,181) (107,174) (33.6%) Items that will not be reclassified in results 1,716 1,393 23.2% Elements that can be reclassified in results (72,897) (108,567) (32.9%) Accumulated profits (losses) from previous years 23,757 24,324 (2.3%) Net income (loss) for the year 1,053,209 857,623 22.8% Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued (637,190) (606,141) 5.1% Total Shareholders' Equity 4,719,698 4,292,440 10.0% Non-controlling interest 119,942 104,394 14.9% TOTAL EQUITY 4,839,640 4,396,834 10.1% TOTAL LIABILITIES AND EQUITY 68,094,956 68,458,933 (0.5%) 55

Annex 4: Income statement YTD Dec-25 Dec-24 Dic-25/ Dec-24 Ch$ million % Variation Interest income 3,406,154 3,620,583 (5.9%) Interest expenses (1,659,285) (2,115,842) (21.6%) Net interest income 1,746,869 1,504,741 16.1% Readjustment income 389,455 474,234 (17.9%) Readjustment expenses (119,628) (160,672) (25.5%) Net income from readjustments 269,827 313,562 (13.9%) Net interest income and readjustments 2,016,696 1,818,303 10.9% Fee and commission income 1,040,644 960,168 8.4% Fee and commission expenses (444,813) (413,102) 7.7% Net fee and commission income 595,831 547,066 8.9% Financial assets for trading at fair value through earnings (43,556) 85,013 (151.2%) Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income 2,938 (37,068) --% Changes, readjustments and hedge accounting in foreign currency 306,963 199,383 54.0% Net financial result 266,345 247,328 7.7% Result from investments in companies 9,289 10,436 (11.0%) Result of non-current assets and disposal groups not eligible for sale as discontinued operations (3,743) (8,311) (55.0%) Other operating income 7,016 8,048 (12.8%) Total operating income 2,891,434 2,622,870 10.2% Expenses for employee benefit obligations (412,902) (398,819) 3.5% Administration expenses (387,605) (366,431) 5.8% Depreciation and amortization (135,159) (141,435) (4.4%) Impairment of non-financial assets (3,747) (1,295) 189.3% Other operating expenses (101,703) (114,739) (11.4%) Total operating expenses (1,041,116) (1,022,719) 1.8% Operating income before credit losses 1,850,318 1,600,151 15.6% Expense for provisions established for credit risk of loans at amortized cost (855,731) (675,794) 26.6% Expense for special provisions for credit risk 94,269 (3,359) --% Recovery of written-off loans 192,640 153,944 25.1% Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income (3,950) (622) 535.0% Credit loss expense (572,772) (525,831) 8.9% Net income from ordinary activities before tax 1,277,546 1,074,320 18.9% Income tax (207,934) (209,811) (0.9%) Net income from ordinary activities 1,069,612 864,509 23.7% Income attributable to shareholders 1,053,209 857,623 22.8% Income for non-controlling interest 16,403 6,886 138.2% 56

Appendix 5: Quarterly income statement 4Q25 3Q25 4Q24 4Q25/4Q24 4Q25/3Q25   Ch$ million % Variation Interest income 857,007 857,429 872,542 (1.8%) —% Interest expenses (403,810) (422,901) (449,053) (10.1%) (4.5%) Net interest income 453,197 434,528 423,489 7.0% 4.3% Readjustment income 84,941 44,817 154,007 (44.8%) 89.5% Readjustment expenses (33,929) (405) (56,774) (40.2%) 8277.5% Net income from readjustments 51,012 44,412 97,233 (47.5%) 14.9% Net interest income and readjustments 504,209 478,940 520,722 (3.2%) 5.3% Fee and commission income 253,584 264,085 251,910 0.7% (4.0%) Fee and commission expenses (98,895) (119,636) (113,164) (12.6%) (17.3%) Net fee and commission income 154,689 144,449 138,747 11.5% 7.1% Financial assets for trading at fair value through earnings (119,994) 94,965 86,954 (238.0%) (226.4%) Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income 914 5,070 3,645 (74.9%) (82.0%) Changes, readjustments and hedge accounting in foreign currency 170,058 (18,834) (23,751) (816.0%) (1002.9%) Net financial result 50,978 81,201 66,848 (23.7%) (37.2%) Result from investments in companies 2,426 2,412 3,958 (38.7%) 0.6% Result of non-current assets and disposal groups not eligible for sale as discontinued operations (2,948) 3,934 (4,848) (39.2%) (174.9%) Other operating income 4,876 865 1,412 245.3% 463.7% Total operating income 714,230 711,801 726,839 (1.7%) 0.3% Expenses for employee benefit obligations (104,907) (102,189) (100,431) 4.5% 2.7% Administration expenses (86,297) (95,845) (90,412) (4.6%) (10.0%) Depreciation and amortization (34,009) (33,124) (35,723) (4.8%) 2.7% Impairment of non-financial assets (823) (1,826) (1,295) (36.4%) (54.9%) Other operating expenses (33,914) (30,714) (37,294) (9.1%) 10.4% Total operating expenses (259,950) (263,698) (265,154) (2.0%) (1.4%) Operating income before credit losses 454,280 448,103 461,685 (1.6%) 1.4% Expense for provisions established for credit risk of loans at amortized cost (192,491) (186,349) (177,287) 8.6% 3.3% Expense for special provisions for credit risk (1,953) (1,466) (2,960) (34.0%) 33.2% Recovery of written-off loans 55,919 43,446 49,011 14.1% 28.7% Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income (3,858) 744 (1,076) 258.6% (618.5%) Credit loss expense (142,383) (143,625) (132,311) 7.6% (0.9%) Net income from ordinary activities before tax 311,897 304,478 329,373 (5.3%) 2.4% Income tax (51,705) (53,612) (55,675) (7.1%) (3.6%) Net income from ordinary activities 260,192 250,866 273,698 (4.9%) 3.7% Income attributable to shareholders 255,340 247,514 276,514 (7.7%) 3.2% Income for non-controlling interest 4,852 3,352 (2,815) (272.4%) 44.7% 57

Annex 6: Key quarterly ratios and other relevant information (Ch$ million) 4Q24 1Q25 2Q25 3Q25 4Q25 Loans Consumer 5,911,637 5,861,160 5,895,818 5,901,594 6,057,304 Mortgage 17,559,769 17,546,297 17,486,514 17,454,306 17,443,563 Commercial 17,821,154 17,653,199 17,545,365 17,600,148 17,363,835 Interbank 31,283 38,010 14,845 32,230 68,178 Total loans (including interbank) 41,323,844 41,098,666 40,942,542 40,988,278 40,932,880 Provisions (1,214,346) (1,312,668) (1,296,712) (1,315,955) (1,341,207) Loans net of provisions 40,109,497 39,785,998 39,645,830 39,672,322 39,591,673 Deposits Demand deposits 14,260,609 13,301,733 13,120,949 13,104,053 14,075,590 Term deposits 17,098,625 17,305,983 16,493,664 16,252,367 16,493,783 Total deposits 31,359,234 30,607,716 29,614,613 29,356,420 30,569,372 Mutual funds (off-balance sheet) 13,587,869 13,870,194 14,799,104 15,276,206 14,556,643 Total cutomer funds 44,947,103 44,477,910 44,413,717 44,632,626 45,126,015 Loans / Deposits ¹ 93.9% 96.9% 98.4% 100.3% 96.8% Average balances Average interest earning assets 49,114,919 49,532,730 50,519,020 50,627,398 50,876,386 Average loans 40,811,044 41,032,860 41,006,752 40,989,877 40,925,553 Average assets 67,468,705 67,388,896 67,259,749 67,521,315 68,694,623 Average demand deposits 13,336,196 13,621,947 13,645,304 13,078,837 13,340,062 Average equity 4,252,331 4,319,150 4,455,015 4,541,356 4,653,722 Average available funds (demand + equity) 17,588,527 17,941,097 18,100,319 17,620,192 17,993,784 Capitalization Risk-weighted assets (RWA) 40,812,824 41,003,124 41,490,076 42,544,364 41,715,467 Capital (CET1) 4,268,408 4,387,824 4,512,040 4,601,080 4,601,923 AT1 693,382 665,820 650,354 671,738 629,468 Tier I 4,961,790 5,053,644 5,162,395 5,272,818 5,231,391 Tier II 1,999,526 1,873,248 1,868,319 1,812,960 1,815,930 Regulatory equity 6,961,316 6,926,892 7,030,714 7,085,778 7,047,321 Core Capital ratio 10.5% 10.7% 10.9% 10.8% 11.0% Tier I ratio 12.2% 12.3% 12.4% 12.4% 12.5% Tier II ratio 4.9% 4.6% 4.5% 4.3% 4.4% BIS ratio 17.1% 16.9% 16.9% 16.7% 16.9% Profitability and efficiency Net Interest Margin (NIM) ² 4.2% 4.1% 4.1% 3.8% 4.0% Efficiency ratio ³ 36.5% 35.0% 35.6% 37.0% 36.4% Costs / assets ⁴ 1.6% 1.5% 1.6% 1.6% 1.5% Average demand deposits / generating assets 27.2% 27.5% 27.0% 25.8% 26.2% Return on average equity 26.0% 25.7% 24.5% 21.8% 21.9% Return on average assets 1.6% 1.6% 1.6% 1.5% 1.5% Return on RWA 2.7% 2.7% 2.6% 2.9% 2.4% 58

(Ch$ million) 4Q24 1Q25 2Q25 3Q25 4Q25 Asset quality Impaired portfolio ⁵ 2,782,562 2,852,171 2,789,706 2,813,387 2,941,628 Non-Performing Loans (NPLs) ⁶ 1,311,374 1,314,331 1,229,830 1,257,571 1,332,660 Past due loans (more than 90 days) ⁷ 640,821 659,099 613,698 664,852 697,497 Provisions (1,214,346) (1,312,668) (1,296,712) (1,315,955) (1,341,207) Impaired / total loans 6.7% 6.9% 6.8% 6.8% 7.1% NPLs/total loans 3.2% 3.2% 3.0% 3.1% 3.2% PDL / total loans 1.5% 1.6% 1.5% 1.6% 1.7% NPL coverage (provisions/NPLs) 92.6% 99.9% 105.4% 104.6% 100.6% PDL Coverage (Provisions/PDLs) 189.5% 199.2% 211.3% 197.9% 192.3% Expected loss ratio (provisions/loans) ⁸ 2.9% 3.2% 3.2% 3.2% 3.3% Cost of credit (annualized provision expense/average loans) 1.3% 1.4% 1.4% 1.4% 1.4% Customers and service channels (#) Total customers 4,311,488 4,337,423 4,514,552 4,579,848 4,608,182 Digital clients 2,238,774 2,281,606 2,299,287 2,292,496 2,291,971 Branches 236 237 231 231 229 ATMs (includes depository ATMs) 2,059 2,085 2,066 2,063 2,055 Employees 8,757 8,712 8,660 8,583 8,526 Market information (at period end) Net income per share ($) 1.47 1.47 1.40 1.30 1.40 Net income per ADR (US$) 0.59 0.62 0.60 0.50 0.60 Share price 47.30 54.00 58.20 63.70 71.10 ADR Price 18.80 22.80 24.60 26.50 31.10 Market capitalization (US$mm) 8,711 10,732 1,773 12,355 14,652 Number of shares 188,446 188,446 188,446 188,446 188,446 ADRs (1 ADR = 400 shares) 471 471 471 471 471 Other data Quarterly UF variation ⁹ 1.3% 1.2% 1.0% 0.6% 0.6% Monetary Policy Rate (nominal) 5.0% 5.0% 5.0% 4.8% 4.5% Observed dollar ($/US$) (end of period) 994.10 954.12 931.50 961.65 900.69 1. Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits). 2. NIM = Annualized net interest income divided by interest-bearing assets. 3. Efficiency ratio = operating expenses / operating income. 4. Costs / Assets = (Personnel Expenses + Administrative Expenses + Depreciation) / Total Assets. 5. Impaired Portfolio: Impaired loans include: (A) for loans assessed individually for impairment, (i) the carrying value of all loans to customers rated C1 to C6 and (ii) the carrying value of loans to an individual customer with one loan that is in default, regardless of category, excluding residential mortgage loans, if the past-due amount of the mortgage loan is less than 90 days; and (B) for loans assessed collectively for impairment, (i) the carrying value of all loans to a customer, when one loan to that customer is in default or has been renegotiated, excluding current residential mortgage loans, and (ii) if the defaulted or renegotiated loan is a residential mortgage loan, all loans to that customer. 6. NPL: Principal + future interest of all loans with a payment 90 days or more past due. 7. Overdue loans: Total installments plus overdue credit lines with more than 90 days. 8. Expected loss ratio: Based on internal credit models and CMF guidelines. Banks must have 100% coverage of the risk index. 9. UF Variation: Calculated using the variation of the Unidad de Fomento (UF) in the period. 59